Form 10KSB, Exhibit 13
period 1995-12-31
TSI INC /MT/
filed 1996-04-01
CIK 99506

TSI, INC.


                             ANNUAL REPORT


                                 1995

                               TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


DESCRIPTION AND LINES OF BUSINESS

  TSI, Inc. (herein referred to as "TSI" or the "Company") was incorporated in 1958. A wholly-owned subsidiary of the Company, First Montana Title Insurance Company (FMTIC), is a title insurance company operating in that business in the State of Montana only. Through wholly-owned subsidiaries, FMTIC owns and operates title plants in two Montana counties. FMTIC also owns real property in Great Falls, Montana.

  UAC, Inc. a subsidiary of the Company, through a wholly-owned subsidiary owns and operates a title plant in Montana. During 1988 through 1991, UAC, Inc., primarily through a wholly-owned subsidiary, acquired rental units in Montana.

  TSI owns rental property in Helena, Montana, and in Polson, Montana and non income-producing properties located within Cascade County, Montana. The Company's investments in rental properties is set forth in Note 9, Rental Property, of the Notes to Consolidated Financial Statements.

    The Company is a 91% owned subsidiary of M Corp, a financial holding company located in Great Falls, Montana. Transactions with the Company's parent company and its affiliates are set forth in Note 10, Related Party Transactions, of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

  Title insurance premiums and related fees decreased $375,753 (20.3%) in 1995 as compared with 1994 due primarily to a decrease in the real estate economies within which the Company operates. The Company believes that the decrease in the real estate economies within which the Company operates was due in part to increased mortgage interest rates.

  Interest revenues increased $144,822 (73.2%) in 1995 as compared with 1994 due primarily to an increase in interest rates and an increase in amounts maintained by the Company in interest-bearing deposits.

  Rent revenues decreased $31,850 (6.2%) in 1995 as compared with 1994. The decrease in rent revenues in 1995 as compared with 1994 was due primarily to an increase in vacancies partially offset by an

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

increase in rental rates.

  Other income decreased $172,747 (31.7%) in 1995 as compared with 1994.
During 1994 the Company realized a net gain on the sales of investments in the amount of $195,651. During 1995 the Company realized a net loss on the sales of investments in the amount of $4,783. The decrease in other income in 1995 as compared with 1994 was due primarily to the decrease in gains realized on the sales of investments partially offset by increases in miscellaneous income and dividend income.

  Salaries and other personnel costs decreased $141,929 (15.7%) in 1995 as compared with 1994 due primarily to a decrease in the number of personnel employed in the Company's title insurance operations.

  The provision for depreciation decreased $16,917 (12.8%) in 1995 as compared with 1994 due primarily to certain assets being fully depreciated in 1995 and 1994.

  Other general and administrative expenses decreased $125,501 (13.9%) in 1995 as compared with 1994. During 1995 the Company was charged $132,000 for managerial assistance and other services by the Company's parent company whereas, during 1994, the Company was charged $275,000 for such assistance and services. Transactions with the Company's parent company and other affiliates are disclosed in Note 10, Related Party Transactions, of the Notes to Consolidated Financial Statements.

  During 1995 the Company sold a percel of real property at a net gain of $47,329. During 1994 the Company incurred a net loss on the sale of equipment in the amount of $1,016.

  Income tax expense decreased $51,800 (14.6%) in 1995 as compared with 1994 due primarily to the decrease in pre-tax income.

  The Company is involved on an on going basis in examining and investigating investment opportunities available to the Company which could possibly result in a change in the liquidity of the Company. The Company knows of no existing trends, demands, commitments or uncertainties that could result in a material change in the Company's liquidity. However, the Company intends to seek approval from the Office Of Thrift Supervision to acquire additional stock of Security Bancorp of Billings, Montana, for cash which would result in a change in liquidity of the Company. The Company knows of no material trends, favorable or unfavorable, in the Company's capital resources.

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                            FINANCIAL REPORT

                            DECEMBER 31, 1995





                                CONTENTS




                                                              PAGE

AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . .  4


FINANCIAL STATEMENTS

    Balance Sheets as of December 31, 1995 and 1994. . . . .  5-6


    Statements of Income and Retained Earnings
     for the Years Ended
     December 31, 1995 and 1994  . . . . . . . . . . . . . . .  7


    Statements of Cash Flows for the Years Ended
     December 31, 1995 and 1994. . . . . . . . . . . . . . .  8-9


    Notes to Consolidated Financial Statements . . . . . . .10-15


OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . .   16

                  Report of Independent Auditors



To The Board of Directors
TSI, Inc.
Great Falls, MT  59405


    We have audited the accompanying balance sheets of TSI, Inc. and consolidated subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI, Inc. and consolidated subsidiaries as of December 31, 1995 and 1994 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 7, 1996
Great Falls, Montana

                                TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

                             BALANCE SHEETS

                       DECEMBER 31, 1995 and 1994


                                                       1995             1994
ASSETS
Current Assets
  Cash (Note 2)                                    $ 7,090,429    $ 6,181,974
  Investment Securities (Note 3)                     2,516,999      2,246,781
  Trade Accounts and Notes Receivable,
   Less Allowance for Doubtful Accounts
   of $12,500 in 1995 and 1994                          15,815         37,277
  Current Portion of Long-Term
   Receivable (Note 6)                                   2,244          2,161

          Total Current Assets                       9,625,487      8,468,193

Other Assets
  Noncurrent Investments (Note 3)                    7,553,091      6,934,342
  Note Receivable, Excluding Current
   Portion (Note 6)                                     98,955         99,199
  Other Assets                                           2,238          3,238

          Total Other Assets                         7,654,284      7,036,779

Investments In Property, Plant and Equipment,
 at Cost (Notes 1 and 9)
  Buildings                                          1,905,000      1,949,255
  Furniture, Fixtures and Equipment                    364,666        378,767

                                                     2,269,666      2,328,022
     Less Accumulated Depreciation                  (1,515,246)    (1,441,483)

                                                       754,420        886,539
  Title Plants                                         216,715        216,715
  Land                                                 130,153        130,153

     Net Property, Plant and Equipment               1,101,288      1,233,407

                                                   $18,381,059    $16,738,379

             See Notes to Consolidated Financial Statements.

                                 TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1995 and 1994


                                                         1995         1994

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                  $    69,381  $    68,238
  Accrued Liabilities (Note 4)                          102,170      115,100
  Due to Parent Company (Note 10)                       161,919      110,333
  Income Taxes                                           14,189        3,800
  Deferred Income Taxes (Notes 1, 3 and 5)              311,500      177,400

          Total Current Liabilities                     659,159      474,871

Provision for Estimated Title and
 Escrow Losses (Note 7)                               1,127,804    1,198,459

Deferred Income Taxes (Notes 1, 3 and 5)              1,676,700    1,433,000

Minority Interests in Consolidated
  Subsidiaries                                          293,372      268,841

Excess of Fair Value of Net Assets
  Acquired Over Cost (Note 1)                            73,295       81,515

                                                      3,171,171    2,981,815
Commitments (Note 8)

Stockholders' Equity (Note 1)
  Common Stock, $.05 Par Value,
   30,000,000 shares authorized,
   9,423,142 shares outstanding                         471,157      471,157
  Additional Paid-In Capital                          8,082,957    8,082,957
  Retained Earnings (Note 11)                         3,127,482    2,428,546
  Unrealized Gains on Investments (Note 3)            2,869,133    2,299,033

      Total Stockholders' Equity                     14,550,729   13,281,693

                                                    $18,381,059  $16,738,379

               See Notes to Consolidated Financial Statements.

                               TSI, INC.


                      AND CONSOLIDATED SUBSIDIARIES

                 STATEMENTS OF INCOME AND RETAINED EARNINGS

               FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994


                                                          1995         1994
Revenues
  Title Insurance Premiums and Related Fees          $ 1,472,756  $ 1,848,509
  Interest                                               342,786      197,964
  Rent                                                   479,382      511,232
  Other                                                  372,517      545,264

                                                       2,667,441    3,102,969

Operating Expenses
  Salaries and Other Personnel Costs                     764,094      906,023
  Depreciation                                           115,557      132,474
  Rent                                                    35,089       31,884
  Title and Escrow Losses                                   -             875
  Other General and Administrative Expenses              777,678      903,179

                                                       1,692,418    1,974,435

     Operating Income                                    975,023    1,128,534

Net Gain (Loss) on Sales of Noncurrent Assets             47,239       (1,016)

Minority Share of Consolidated Subsidiaries
 Net (Income)                                            (21,326)     (17,560)

Income Before Income Taxes                             1,000,936    1,109,958

Income Taxes (Note 5)                                   (302,000)    (353,800)

     Net Income                                          698,936      756,158

Retained Earnings, Beginning of Year                   2,428,546    1,672,388

Retained Earnings, End of Year                       $ 3,127,482  $ 2,428,546


EARNINGS PER COMMON SHARE (Note 1)

     Net Income Per Share                            $       .07  $       .08

                See Notes to Consolidated Financial Statements.

                                TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

                        STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994

                       INCREASE (DECREASE) IN CASH


                                                         1995         1994
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                        $ 2,002,651  $ 2,428,969
 Cash Paid to Suppliers and Employees                 (1,659,475)  (1,935,493)
 Interest and Dividends Received in Cash                 682,135      531,184
 Interest Paid in Cash                                      -              (2)
 Income Taxes Paid in Cash                              (291,611)    (350,000)

Net Cash Provided By Operating Activities                733,700      674,658

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales of Property, Plant
   and Equipment                                          93,762        4,877
 Cash Received on Principal of Notes Receivable            2,161        2,233
 Cash Purchases of Minority Interests                       (500)      (1,302)
 Capital Expenditures Paid in Cash                       (29,960)     (34,319)
 Cash Received on Dispositions of
   Current Investments                                   100,472      824,837
 Cash Purchases of Current Investments                   (42,766)    (149,230)
 Cash Received on Disposition of
   Noncurrent Investments                                   -           2,777

Net Cash Provided By Investing Activities                123,169      649,873

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Cash Advances From Parent Company                    51,586      330,308

 Net Cash Provided By Financing Activities                51,586      330,308

     NET INCREASE IN CASH                                908,455    1,654,839

     CASH - BEGINNING OF YEAR                          6,181,974    4,527,135

     CASH - END OF YEAR                              $ 7,090,429  $ 6,181,974


                               (Continued)

                                 TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                    STATEMENTS OF CASH FLOWS - Continued

                FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994


                RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                             BY OPERATING ACTIVITIES


                                                         1995        1994
Net Income                                          $  698,936    $  756,158
Adjustments to Reconcile Net Income to Net Cash
 Provided By Operating Activities:
  Depreciation                                         115,557       132,474
  Provision for Doubtful Accounts Receivable              -             (592)
  (Gain) Loss on Sales of Noncurrent Assets            (47,239)        1,016
  Minority Share of Consolidated Subsidiaries Net
    Income                                              21,326        17,560
  Amortization of Deferred Credit                       (8,220)       (8,220)
  Realized (Gains) Losses on Dispositions of
    Marketable Securities                                4,783      (195,651)

  Changes in Operating Assets and Liabilities
    Decrease in Accounts Receivable                     20,782        61,055
    (Decrease) in Payables and Accrued
     Liabilities                                       (72,225)      (89,142)

NET CASH PROVIDED BY OPERATING ACTIVITIES           $  733,700   $   674,658





               See Notes to Consolidated Financial Statements.

                               TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

    (b)  Depreciation and Amortization

    Depreciation and amortization, computed using various methods are provided over the useful lives of the various classes of property, plant and equipment.

    (c)  Earnings Per Share

    The computation of earnings per share in the accompanying statements is based on the weighted average number of shares outstanding, as follows:

         Year Ended December 31, 1995  -   9,423,142 shares
         Year Ended December 31, 1994  -   9,423,142 shares

    (d)  Fiduciary Assets and Liabilities

    The assets and liabilities of the escrows administered by the Company are not included in the consolidated balance sheets.

    (e)  Title Insurance Income and Related Fees

    The Company follows the practice of recording title insurance premiums as income upon the issuance of the title insurance policy or the collection of payment for the title insurance preliminary commitment, whichever occurs first. All other fees and charges are recognized as income upon the rendering of services.

    (f)  Policy of Cash Equivalents

    For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

    (g)  Income Taxes

    The Company and its subsidiaries file consolidated income tax returns with the Company's parent company. The Company follows the practice of recording deferred income taxes resulting from timing differences between financial reporting and income tax reporting. Investment tax credits, if any, are accounted for as a reduction of income tax expense in the years they are available for use under the flow-through method.

                                TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    (h)  Excess of Fair Value of Net Assets of Acquired Subsidiaries Over Cost

    The excess of fair value of the net assets of acquired subsidiaries over cost is amortized over a twenty year period using the straight-line method.

2.  CONCENTRATED CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1995, cash balances totalling $5,312,141 were uninsured by either the SIPC or the FDIC.

3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and noncurrent investments, except for restricted investments, as available for sale.

Following is a summary of the Company's investments, all of which consist of equity securities:

                                                         1995         1994
Current Assets
Cost                                                  $1,752,734   $1,814,223
Gross Unrealized Holding Gains                           780,871      511,801
Gross Unrealized Holding Losses                          (16,606)     (79,243)

Fair Value                                            $2,516,999   $2,246,781

Noncurrent Assets
Cost                                                  $3,333,437   $3,334,585
Gross Unrealized Holding Gains                         4,114,654    3,494,757

Fair Value                                            $7,448,091   $6,829,342

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - CONTINUED

Realized gains and losses are determined on the basis of specific identification. During 1995 and 1994, sales proceeds and gross realized gains and losses were as follows:

                                                        1995        1994
Sales Proceeds                                     $   100,471  $    827,614
Gross Realized Losses                              $    20,586  $     28,883
Gross Realized Gains                               $    15,803  $    224,534

No other gains or losses, realized or unrealized, are included in the Company's statements of income for 1995 or 1994.

Stockholder's equity at December 31, 1995 has been increased by $2,869,133 which is the difference between the total net unrealized gain at December 31, 1995, and deferred income taxes and minority interests in the net unrealized gain.

At December 31, 1995, the Company owned approximately twenty-four percent of the issued and outstanding common stock of Security Bancorp ("Security"). The Company's investment in Security is classified as a noncurrent investment. In its unaudited quarterly report as of and for the six months ended December 31, 1995, Security reported total assets of $365,307,389, total stockholders' equity of $32,180,745 and net income of $1,275,042. At December 31, 1995, the Company's portion of the underlying equity in Security's net assets exceeded the Company's carrying value by approximately $252,400.The excess is not being amortized. Other noncurrent investments consist of certificates of deposit in the amount of $105,000 which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:
                                                         1995          1994
 Property Taxes                                      $   40,669  $     42,033
 Compensation                                            32,396        44,551
 Payroll Taxes                                            7,944         8,675
 Other                                                   21,161        19,841

                                                     $  102,170  $    115,100
5.  INCOME TAXES

Income tax expense consists of the following:
                                                          1995        1994
 Federal                                             $  258,000  $    300,000
 State                                                   44,000        53,800

                                                     $  302,000  $    353,800

                                TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


5.  INCOME TAXES - Continued

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

                                                           1995       1994
Computed "Expected" Tax Expense                        $  340,300  $  377,400
Purchase Accounting Adjustments                            (2,800)     (3,100)
Minority Interest in Income of Subsidiaries                 7,300       6,000
Dividends Received Deduction                              (88,400)    (86,300)
Tax Exempt Income                                            -           (600)
State Income Taxes                                         44,000      53,800
Other                                                       1,600       6,600

                                                       $  302,000  $  353,800

The Company and its wholly and eighty percent or more owned subsidiaries file consolidated income tax returns with the Company's parent company.

The Company has established deferred income tax liabilities for net unrealized gains on investments in the current and noncurrent amounts of $311,500 and $1,676,700, respectively.

6.  NOTE RECEIVABLE

Note receivable has resulted from the sale of certain assets and is summarized as follows as of December 31:

                                                           1995       1994
14.9% Note Receivable, due in monthly
 installments of $1,492, including interest,
 until June, 1998                                    $   106,125  $   108,286
Allowance for doubtful note receivable                    (4,926)      (6,926)

                                                         101,199      101,360
Less Current Portion of Long-Term Receivable               2,244        2,161

Long-Term Note Receivable                            $    98,955  $    99,199

The above receivable is secured by property, the sale of which resulted in the receivable. In the event the receivable becomes uncollectible and the underlying collateral is completely worthless, the Company would incur a loss in the amount of the receivable.

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


7.  PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

The Company's wholly-owned subsidiary, First Montana title Insurance Company (FMTIC) issues title insurance policies in the State of Montana. The terms of policies issued are indefinite and premiums are not refundable. FMTIC is a party to various lawsuits wherein, among other things, plaintiffs generally claim defects in insured titles, unreported liens or improper practices. FMTIC is also required under many of its policies issued to provide defense for its insureds in litigation founded upon alleged defects or other matters insured against by the policy. Such litigation and claims are normal occurrences within the title insurance industry. In accordance with generally accepted accounting practices, FMTIC has established a provision for estimated title and escrow losses which appears on the consolidated balance sheets under the same title. FMTIC has established the provision for estimated losses on (1) claims known to FMTIC and (2) claims unknown to FMTIC but incurred upon issuance of policies as well as for estimated external settlement expenses to be incurred. The provision has been reduced for estimated recoveries.

8.  COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2000. Rental expense for office space for the years ended December 31, 1995 and 1994, was $30,340 and $29,340, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                1996      1997      1998     1999       2000

              $30,840   $30,840   $ 7,200  $ 7,200    $ 3,000


9.  RENTAL PROPERTY

The Company is the lessor of property under operating leases expiring in 1996.

The following is a summary of property leased or held for lease at December 31, 1995:


Buildings                      $ 1,688,261
Land                               110,825

                                 1,799,086

Less:  Accumulated Depreciation   (983,965)

                                $  815,121

Minimum future rentals to be received on non-cancelable leases as of December 31, 1995, for the next calendar year is $66,720.

The consolidated statements of income do not contain any contingent rental income.

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



10. RELATED PARTY TRANSACTIONS

The Company maintains a non interest-bearing demand account with its parent company, M Corp. M Corp owns approximately 91% of the Company's outstanding stock. The Company had transactions with its parent company or affiliates during 1995 and 1994, as follows:

                                                          1995        1994
Was Charged For Managerial Assistance                $ (132,000)  $ (275,000)
Net Cash Transfers To (From)                            423,764      331,425
Was Charged For Property Insurance                      (55,200)     (49,200)
Income Tax Allocation                                  (288,150)    (337,533)



11. DIVIDEND RESTRICTIONS

TSI, Inc., the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid to TSI, Inc. by its subsidiary, First Montana Title Insurance Company (FMTIC), are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1995, the amount of consolidated retained earnings subject to subject to such restrictions was $1,602,822.


12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. The carrying amounts reported in the balance sheet for cash and accounts receivable approximate those assets' fair value. Fair values for investment securities and noncurrent investments are based upon quoted market prices. The Company believes that the fair value of its contract receivable, which has a stated interest rate of 14.9%, approximates carrying value due to the credit risk involved.

13.  NATURE OF OPERATIONS, RISKS AND UNCERTAINTIES

The Company is engaged in the title insurance business within the state of Montana, in the title insurance agency business in Yellowstone, Rosebud and Cascade Counties, Montana and in the ownership and rental of properties located in Montana. The Company's primary business, based on revenues, is title insurance.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

                               TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                          DIRECTORS AND OFFICERS





    NAME                     OCCUPATION

Paul J. McCann, Jr.          Attorney at Law, Investor
Director,                    Billings, Montana
President


G. Robert Crotty, Jr.        Attorney at Law, Investor
Director                     Great Falls, Montana


R. Bruce Robson              Data Processing Manager,
Director                     Sletten Construction Co.
                             Great Falls, Montana
                             Adjunct Professor of Accounting,
                             College of Great Falls
                             Great Falls, Montana




                            MARKET INFORMATION


    The Company's common stock is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for TSI, Inc. common stock are not reported in any newspapers.


    No dividends were paid in 1995 or 1994.


    There are approximately 3,370 holders of record of the Company's common stock.


    A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 TSI, INC.
                               P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249