Form 10KSB, Exhibit 13
period 1996-12-31
TSI INC /MT/
filed 1997-03-31
CIK 99506

TSI, INC.


                             ANNUAL REPORT


                                 1996

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

  UAC, Inc., a subsidiary of the Company, through a wholly-owned subsidiary owns and operates a title plant in Montana. During 1988 through 1991, UAC, Inc., primarily through a wholly-owned subsidiary, acquired rental units in Montana.

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

  Title insurance premiums and related fees increased $150,251 (10.2%) in 1996 as compared with 1995 due primarily to an increase in the real estate economies within which the Company operates. The Company believes that the increase in the real estate economies within which the Company operates was due in part to decreased mortgage interest rates.

  Interest revenues increased $52,746 (15.4%) in 1996 as compared with 1995 due primarily to an increase in interest rates and an increase in amounts maintained by the Company in interest-bearing deposits.

  Rent revenues increased $15,095 (3.1%) in 1996 as compared with 1995. The increase in rent revenues in 1996 as compared with 1995 was due primarily to a decrease in vacancies.

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued


  Other income increased $263,635 (70.8%) in 1996 as compared with 1995. During 1996 the Company realized a net gain on the sales of investments in the amount of $152,480. During 1995 the Company realized a net loss on the sales of investments in the amount of $4,783. The increase in other income in 1996 as compared with 1995 was due primarily to the increase in gains realized on the sales of investments along with increases in miscellaneous income and dividend income.

  Salaries and other personnel costs increased $133,242 (17.4%) in 1996 as compared with 1995 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's title insurance operations.

  The provision for depreciation decreased $12,045 (10.4%) in 1996 as compared with 1995 due primarily to certain assets being fully depreciated in 1996 and 1995.

  Other general and administrative expenses increased $128,746 (16.6%) in 1996 as compared with 1995. During 1996 the Company made contributions of appreciated assets to a private foundation in the amount of $125,375.

 Transactions with the Company's parent company and other affiliates are disclosed in Note 10, Related Party Transactions, of the Notes to
Consolidated Financial Statements.

  During 1995 the Company sold a parcel of real property at a net gain of $47,329. During 1996 no such gains or losses were incurred.

  Income tax expense increased $22,850 (7.6%) in 1996 as compared with 1995 due primarily to the increase in pre-tax income.

  The Company is involved on an on going basis in examining and investigating investment opportunities available to the Company which could possibly result in a change in the liquidity of the Company. The Company knows of no existing trends, demands, commitments or uncertainties that could result in a material adverse change in the Company's liquidity. The Company knows of no material trends, favorable or unfavorable, in the Company's capital resources.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                              FINANCIAL REPORT

                              DECEMBER 31, 1996





                                  CONTENTS




                                                              PAGE

AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . .  4


FINANCIAL STATEMENTS

    Balance Sheets as of December 31, 1996 and 1995. . . . .  5-6


    Statements of Income and Retained Earnings
     for the Years Ended
     December 31, 1996 and 1995  . . . . . . . . . . . . . . .  7


    Statements of Cash Flows for the Years Ended
     December 31, 1996 and 1995. . . . . . . . . . . . . . .  8-9


    Notes to Consolidated Financial Statements . . . . . . .10-15


OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . .   16

                         Report of Independent Auditors



To The Board of Directors
TSI, Inc.
Great Falls, MT  59405


    We have audited the accompanying balance sheets of TSI, Inc. and consolidated subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI, Inc. and consolidated subsidiaries as of December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 21, 1997
Great Falls, Montana

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1996 and 1995


                                                       1996             1995
ASSETS
Current Assets
  Cash (Note 2)                                  $   8,525,699  $   7,090,429
  Investment Securities (Note 3)                     2,690,620      2,516,999
  Trade Accounts and Notes Receivable,
   Less Allowance for Doubtful Accounts
   of $12,500 in 1996 and 1995                          29,881         15,815
  Current Portion of Long-Term
   Receivable (Note 6)                                    -             2,244

          Total Current Assets                      11,246,200      9,625,487

Other Assets
  Noncurrent Investments (Note 3)                   10,442,419      7,553,091
  Note Receivable, Excluding Current
   Portion (Note 6)                                       -            98,955
  Other Assets                                           2,238          2,238

          Total Other Assets                        10,444,657      7,654,284

Investments In Property, Plant and Equipment,
 at Cost (Notes 1 and 9)
  Buildings                                          1,949,700      1,905,000
  Furniture, Fixtures and Equipment                    370,270        364,666

                                                     2,319,970      2,269,666
     Less Accumulated Depreciation                  (1,607,397)    (1,515,246)
                                                       712,573        754,420

  Title Plants                                         216,715        216,715
  Land                                                  80,453        130,153

     Net Property, Plant and Equipment               1,009,741      1,101,288

                                                  $ 22,700,598   $ 18,381,059

               See Notes to Consolidated Financial Statements.

                                   TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 and 1995


                                                         1996         1995

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                $      84,346  $    69,381
  Accrued Liabilities (Note 4)                          115,219      102,170
  Due to Parent Company (Note 10)                       547,380      161,919
  Income Taxes                                              442       14,189
  Deferred Income Taxes (Notes 1, 3 and 5)              393,900      311,500

          Total Current Liabilities                   1,141,287      659,159

Provision for Estimated Title and
 Escrow Losses (Note 7)                               1,069,702    1,127,804

Deferred Income Taxes (Notes 1, 3 and 5)              2,865,500    1,676,700

Minority Interests in Consolidated
  Subsidiaries                                          323,858      293,372

Excess of Fair Value of Net Assets
  Acquired Over Cost (Note 1)                            65,075       73,295

                                                      4,324,135    3,171,171
Commitments (Note 8)

Stockholders' Equity (Note 1)
  Common Stock, $.05 Par Value,
   30,000,000 shares authorized,
   9,423,142 shares outstanding                         471,157      471,157
  Additional Paid-In Capital                          8,082,957    8,082,957
  Retained Earnings (Note 11)                         3,971,194    3,127,482
  Unrealized Gains on Investments (Note 3)            4,709,868    2,869,133

      Total Stockholders' Equity                     17,235,176   14,550,729

                                                   $ 22,700,598 $ 18,381,059

                 See Notes to Consolidated Financial Statements.

                                  TSI, INC.


                         AND CONSOLIDATED SUBSIDIARIES

                    STATEMENTS OF INCOME AND RETAINED EARNINGS

                  FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995


                                                          1996         1995
Revenues
  Title Insurance Premiums and Related Fees          $ 1,623,007  $ 1,472,756
  Interest                                               395,532      342,786
  Rent                                                   494,477      479,382
  Other                                                  636,152      372,517

                                                       3,149,168    2,667,441

Operating Expenses
  Salaries and Other Personnel Costs                     897,336      764,094
  Depreciation                                           103,512      115,557
  Rent                                                    36,160       35,089
  Title and Escrow Losses                                 13,966          -
  Other General and Administrative Expenses              906,424      777,678

                                                       1,957,398    1,692,418

     Operating Income                                  1,191,770      975,023

Net Gain (Loss) on Sales of Noncurrent Assets               -          47,239

Minority Share of Consolidated Subsidiaries
 Net (Income)                                            (23,208)     (21,326)

Income Before Income Taxes                             1,168,562    1,000,936

Income Taxes (Note 5)                                   (324,850)    (302,000)

     Net Income                                          843,712      698,936

Retained Earnings, Beginning of Year                   3,127,482    2,428,546

Retained Earnings, End of Year                       $ 3,971,194  $ 3,127,482


EARNINGS PER COMMON SHARE (Note 1)

     Net Income Per Share                            $       .09  $       .07

                  See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                          STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995

                         INCREASE (DECREASE) IN CASH


                                                         1996         1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                        $ 2,127,249  $ 2,002,651
 Cash Paid to Suppliers and Employees                 (1,766,032)  (1,659,475)
 Interest and Dividends Received in Cash                 759,675      682,135
 Income Taxes Paid in Cash                              (346,109)    (291,611)

Net Cash Provided By Operating Activities                774,783      733,700

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales of Property, Plant
   and Equipment                                           6,289       93,762
 Cash Received on Principal of Notes Receivable          106,125        2,161
 Cash Purchases of Minority Interests                       (150)        (500)
 Capital Expenditures Paid in Cash                       (18,254)     (29,960)
 Cash Received on Dispositions of
   Current Investments                                   389,220      100,472
 Cash Purchases of Current Investments                  (208,204)     (42,766)

Net Cash Provided By Investing Activities                275,026      123,169

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Cash Advances From Parent Company                   385,461       51,586

 Net Cash Provided By Financing Activities               385,461       51,586

     NET INCREASE IN CASH                              1,435,270      908,455

     CASH - BEGINNING OF YEAR                          7,090,429    6,181,974

     CASH - END OF YEAR                              $ 8,525,699  $ 7,090,429


                                    (Continued)

                                    TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                       STATEMENTS OF CASH FLOWS - Continued

                   FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995


                 RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                              BY OPERATING ACTIVITIES


                                                         1996        1995

Net Income                                          $  843,712    $  698,936
Adjustments to Reconcile Net Income to Net Cash
 Provided By Operating Activities:
  Depreciation                                         103,512       115,557
  Provision for Doubtful Accounts Receivable            (4,926)         -
  (Gain) Loss on Sales of Noncurrent Assets               -          (47,239)
  Minority Share of Consolidated Subsidiaries Net
    Income                                              23,208        21,326
  Amortization of Deferred Credit                       (8,220)       (8,220)
  Realized (Gains) Losses on Dispositions of
    Marketable Securities                             (152,480)        4,783
  Contribution in Kind                                  27,877          -

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable          (4,047)       20,782
    (Decrease) in Payables and Accrued
     Liabilities                                       (53,853)      (72,225)

NET CASH PROVIDED BY OPERATING ACTIVITIES           $  774,783    $  733,700





                 See Notes to Consolidated Financial Statements.

                                 TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) Nature of Operations, Risks and Uncertainties

    The Company is engaged in the title insurance business within the state of Montana, in the title insurance agency business in Yellowstone, Rosebud and Cascade Counties, Montana and in the ownership and rental of properties located in Montana. The Company's primary business based on revenues is title insurance.

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

    (b)  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

    (c)  Depreciation and Amortization

    Depreciation and amortization, computed using various methods are provided over the useful lives of the various classes of property, plant and equipment.

    (d)  Earnings Per Share

    The computation of earnings per share in the accompanying statements is based on the weighted average number of shares outstanding, as follows:

         Year Ended December 31, 1996  -   9,423,142 shares
         Year Ended December 31, 1995  -   9,423,142 shares

    (e)  Fiduciary Assets and Liabilities

    The assets and liabilities of the escrows administered by the Company are not included in the consolidated balance sheets.

    (f)  Title Insurance Income and Related Fees

    The Company follows the practice of recording title insurance premiums as income upon the issuance of the title insurance policy or the collection of payment for the title insurance preliminary commitment, whichever occurs first. All other fees and charges are recognized as income upon the rendering of services.

                                TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cintinued


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    (g)  Policy of Cash Equivalents

    For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and money market accounts, all with original maturities of three months or less.

    (h)  Income Taxes

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

    (i)  Excess of Fair Value of Net Assets of Acquired Subsidiaries Over Cost

    The excess of fair value of the net assets of acquired subsidiaries over cost is amortized over a twenty year period using the straight-line method.

2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1996, cash balances totalling $6,274,185 were uninsured by either the SIPC or the FDIC.

3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and noncurrent investments, except for restricted investments, as available for sale.

Following is a summary of the Company's investments, all of which consist of equity securities:

                                                         1996         1995
Current Assets
Cost                                                 $ 1,724,198  $ 1,752,734
Gross Unrealized Holding Gains                           984,375      780,871
Gross Unrealized Holding Losses                          (17,953)     (16,606)

Fair Value                                           $ 2,690,620  $ 2,516,999

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued

Noncurrent Assets
Cost                                                 $ 3,305,560  $ 3,334,585
Gross Unrealized Holding Gains                         7,031,859    4,113,506

Fair Value                                           $10,337,419  $ 7,448,091


Realized gains and losses are determined on the basis of specific identification. During 1996 and 1995, sales proceeds and gross realized gains and losses were as follows:

                                                        1996        1995

Sales Proceeds                                      $  389,220   $ 100,471
Gross Realized Losses                               $     -      $  20,586
Gross Realized Gains                                $  152,480   $  15,803

No other gains or losses, realized or unrealized, are included in the Company's statements of income for 1996 or 1995.

Stockholder's equity at December 31, 1996 has been increased by $4,709,868 which is the difference between the total net unrealized gain at December
31, 1996, and deferred income taxes and minority interests in the net unrealized gain. At December 31, 1996, the Company owned approximately twenty -four percent of the issued and outstanding common stock of Security Bancorp ("Security"). The Company's investment in Security is classified as a noncurrent investment. In February, 1997, the shareholders of Security approved an agreement and plan of merger whereby Security was merged with and into WesterFed Financial Corporation ("WesterFed") which has its home office in Missoula, Montana. Pursuant to the merger, in March, 1997, the Company and its consolidated subsidiaries received approximately 289,500 shares of WesterFed plus cash in the amount of approximately $5,632,000 in exchange for all of its holdings in Security. Other noncurrent investments consist of certificates of deposit in the amount of $105,000 which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

                               TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                         1996         1995

 Property Taxes                                      $   44,418    $  40,669
 Compensation                                            41,328       32,396
 Payroll Taxes                                            5,805        7,944
 Other                                                   23,668       21,161

                                                     $  115,219    $ 102,170


5.  INCOME TAXES

Income tax expense consists of the following:
                                                          1996        1995

 Federal                                             $  273,000   $  258,000
 State                                                   51,850       44,000

                                                     $  324,850   $  302,000

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

                                                           1996       1995

Computed "Expected" Tax Expense                       $  397,300  $  340,300
Purchase Accounting Adjustments                           (2,800)     (2,800)
Minority Interest in Income of Subsidiaries                7,900       7,300
Dividends Received Deduction                             (95,100)    (88,400)
State Income Taxes                                        38,100      44,000
Other                                                    (20,550)      1,600

                                                      $  324,850  $  302,000

The Company and its wholly and eighty percent or more owned subsidiaries file consolidated income tax returns with the Company's parent company. The Company has established deferred income tax liabilities for net unrealized gains on investments in the current and noncurrent amounts of $393,900 and $2,865,500, respectively.

6.  NOTE RECEIVABLE

Note receivable has resulted from the sale of certain assets. The note was paid in full during 1996. The note is summarized as follows at December 31, 1995:

14.9% Note Receivable, due in monthly
 installments of $1,492, including interest,
 until June, 1998                                    $   106,125

Allowance for doubtful note receivable                    (4,926)

                                                         101,199

Less Current Portion of Long-Term Receivable               2,244

Long-Term Note Receivable                            $    98,955

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

8.  COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2000. Rental expense for office space for the years ended December 31, 1996 and 1995, was $30,840 and $30,340, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                    1997       1998      1999       2000

                  $30,840    $ 7,200   $ 7,200    $ 3,000


9.  RENTAL PROPERTY

The Company is the lessor of property under operating leases expiring in various years through 2001. The following is a summary of property leased or held for lease at December 31, 1996:


  Buildings                          $ 1,737,961
  Land                                    61,125

                                       1,799,086

  Less:  Accumulated Depreciation     (1,051,222)

                                     $   747,864

                               TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


9.  RENTAL PROPERTY  - Continued


Minimum future rentals to be received on non-cancelable leases as of December 31, 1996, for the ensuing calendar years are as follows:

                 1997       1998        1999       2000       2001

               $121,461    $53,795     $55,947    $58,186    $14,687


The consolidated statements of income do not contain any contingent rental income.

10. RELATED PARTY TRANSACTIONS

The Company maintains a non interest-bearing demand account with its parent company, M Corp. M Corp owns approximately 91% of the Company's outstanding stock. During 1996, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $125,375 and $27,877, respectively, to a charitable foundation established by a controlling shareholder of the Company's parent company. The contribution in kind resulted in an income tax benefit to the Company and its consolidated subsidiaries in the amount of approximately $51,000. The Company had transactions with its parent company or affiliates during 1996 and 1995, as follows:

                                                          1996        1995

Was Charged For Managerial Assistance                $ (132,000)  $ (132,000)
Net Cash Transfers To                                    95,289      423,764
Was Charged For Property Insurance                      (43,200)     (55,200)
Income Tax Allocation                                  (305,500)    (288,150)



11. DIVIDEND RESTRICTIONS

TSI, Inc., the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid to TSI, Inc. by its subsidiary, First Montana Title Insurance Company (FMTIC), are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1996, substantially all consolidated retained earnings were subject to such restrictions.


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


    No dividends were paid in 1996 or 1995.


    There are approximately 3,370 holders of record of the Company's common stock.


    A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 TSI, INC.
                               P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249