Form 10KSB, Exhibit 13
period 1997-12-31
TSI INC /MT/
filed 1998-03-30
CIK 99506

TSI, INC.


                             ANNUAL REPORT


                                 1997

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

  TSI owns rental property in Helena, Montana, and in Polson, Montana and non income-producing properties located within Cascade County, Montana. The Company's investments in rental properties is set forth in Note 8, Rental Property, of the Notes to Consolidated Financial Statements.

  The Company is a 92% owned subsidiary of M Corp, a financial holding company located in Great Falls, Montana. Transactions with the Company's parent company and its affiliates are set forth in Note 9, Related Party Transactions, of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Title insurance premiums and related fees increased $74,786 (4.6%) in 1997 as compared with 1996 due primarily to an increase in the real estate economies within which the Company operates. The Company believes that the increase in the real estate economies within which the Company operates was due in part to decreased mortgage interest rates.

Interest revenues increased $225,639 (57.0%) in 1997 as compared with 1996 due primarily to an increase in interest-bearing deposits.

Rent revenues increased $16,219 (3.3%) in 1997 as compared with 1996. The increase in rent revenues in 1997 as compared with 1996 was due primarily to a decrease in vacancies.

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

Other income increased $5,486,990 (762.5%) in 1997 as compared with 1996. During 1997 the Company recognized a gain on the merger of Security Bancorp with and into WesterFed Financial Corporation in the amount of $5,351,471. Pursuant to the terms of the merger the Company received cash in the amount of the gain recognized and approximately 275,000 shares of WesterFed Financial Corporation common stock. The gain recognized on the merger transaction was the primary reason for the increase in other income in 1997 as compared with 1996 and is also the primary reason for the increase in net income in 1997 as compared with 1996.

Salaries and other personnel costs increased $37,592 (4.2%) in 1997 as compared with 1996 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's title insurance operations.

The provision for depreciation increased $16,086 (15.5%) in 1997 as compared with 1996 due primarily to the acquisition of additional furniture and equipment during 1997.

Other general and administrative expenses increased $368,275 (40.6%) in 1997 as compared with 1996. During 1997 the Company made contributions of appreciated assets to a private foundation in the total fair value amount of approximately $525,000. The contributions resulted in an income tax benefit to the Company in the amount of approximately $203,000.

Transactions with the Company's parent company and other affiliates are disclosed in Note 9, Related Party Transactions, of the Notes to Consolidated Financial Statements.

Income tax expense increased $1,915,150 (589.5%) in 1997 as compared with 1996 due primarily to the increase in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                              FINANCIAL REPORT

                              DECEMBER 31, 1997





                                  CONTENTS




                                                              PAGE

AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . .  4


FINANCIAL STATEMENTS

    Balance Sheets as of December 31, 1997 and 1996. . . . .  5-6


    Statements of Income and Retained Earnings
     for the Years Ended
     December 31, 1997 and 1996  . . . . . . . . . . . . . . .  7


    Statements of Cash Flows for the Years Ended
     December 31, 1997 and 1996. . . . . . . . . . . . . . .  8-9


    Notes to Consolidated Financial Statements . . . . . . .10-15


OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . .   16

                         Report of Independent Auditors



To The Board of Directors
TSI, Inc.
Great Falls, MT  59405


    We have audited the accompanying balance sheets of TSI, Inc. and consolidated subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI, Inc. and consolidated subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 20, 1998
Great Falls, Montana

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1997 and 1996


                                                       1997            1996
ASSETS
Current Assets
  Cash (Note 2)                                  $  13,084,936  $   8,525,699
  Investment Securities (Note 3)                     2,032,576      2,690,620
  Trade Accounts Receivable, Less Allowance
  for Doubtful Accounts of $8,000 in 1997
  and $12,500 in 1996                                    3,521         29,881

          Total Current Assets                      15,121,033     11,246,200

Noncurrent Investments (Note 3)                      8,522,117     10,442,419

Other Assets                                             2,238          2,238

Investments In Property, Plant and
 Equipment, at Cost (Notes 1 and 8)
  Buildings                                          1,942,706      1,949,700
  Furniture, Fixtures and Equipment                    402,055        370,270

                                                     2,344,761      2,319,970
     Less Accumulated Depreciation                  (1,721,823)    (1,607,397)
                                                       622,938        712,573

  Title Plants                                         216,715        216,715
  Land                                                  80,453        130,153

     Net Property, Plant and Equipment                 920,106      1,009,741

                                                  $ 24,565,494   $ 22,700,598

               See Notes to Consolidated Financial Statements.

                                   TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 1997 and 1996


                                                        1997         1996

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                               $      92,533  $     84,346
  Accrued Liabilities (Note 4)                         122,249       115,219
  Due to Parent Company (Note 9)                        36,930       547,380
  Income Taxes Oayable                                   4,730           442
  Deferred Income Taxes (Notes 1, 3 and 5)             268,100       393,900

          Total Current Liabilities                    524,542     1,141,287

Provision for Estimated Title and
 Escrow Losses (Note 6)                               1,005,612    1,069,702

Minority Interests in Consolidated Subsidiaries         355,290      323,858

Deferred Income Taxes (Notes 1, 3 and 5)              1,953,500    2,865,500

Excess of Fair Value of Net Assets
  Acquired Over Cost (Note 1)                            56,855       65,075

                                                      3,371,257    4,324,135
Commitments (Note 7)

Stockholders' Equity
  Common Stock, $.05 Par Value,
   30,000,000 shares authorized,
   10,432,142 shares outstanding in 1997
   and 9,423,142 shares in 1996                         524,157      471,157
  Additional Paid-In Capital                          8,665,957    8,082,957
  Retained Earnings (Note 10)                         8,282,122    3,971,194
  Unrealized Gains on Investments (Note 3)            3,197,459    4,709,868

      Total Stockholders' Equity                     20,669,695   17,235,176

                                                   $ 24,565,494 $ 22,700,598

                 See Notes to Consolidated Financial Statements.

                                  TSI, INC.


                         AND CONSOLIDATED SUBSIDIARIES

                    STATEMENTS OF INCOME AND RETAINED EARNINGS

                  FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


                                                          1997         1996
Revenues
  Title Insurance Premiums and Related Fees          $ 1,697,793  $ 1,623,007
  Interest                                               621,171      395,532
  Rent                                                   510,696      494,477
  Other                                                6,123,142      636,152

                                                       8,952,802    3,149,168

Operating Expenses
  Salaries and Other Personnel Costs                     934,928      897,336
  Depreciation                                           114,426      103,512
  Rent                                                    34,423       36,160
  Title and Escrow Losses                                 15,049       13,966
  Other General and Administrative Expenses            1,274,699      906,424

            Operating Income                           6,579,277    1,191,770

Minority Share of Consolidated Subsidiaries
 Net (Income)                                            (28,349)     (23,208)

Income Before Income Taxes                             6,550,928    1,168,562

Income Taxes (Note 5)                                 (2,240,000)    (324,850)

     Net Income                                        4,310,928      843,712

Retained Earnings, Beginning of Year                   3,971,194    3,127,482

Retained Earnings, End of Year                       $ 8,282,122  $ 3,971,194


                  See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                          STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996

                         INCREASE (DECREASE) IN CASH


                                                         1997         1996
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                        $ 2,265,049  $ 2,127,249
 Cash Paid to Suppliers and Employees                 (1,787,270)  (1,766,032)
 Interest and Dividends Received in Cash                 899,185      759,675
 Income Taxes Paid in Cash                            (2,228,200)    (346,109)

Net Cash Provided (Used) By Operating Activities        (851,236)     774,783

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales and Redemptions
   of Property, Plant and Equipment                        6,994        6,289
 Cash Received on Principal of Notes Receivable             -         106,125
 Cash Purchases of Minority Interests                       (304)        (150)
 Capital Expenditures Paid in Cash                       (31,785)     (18,254)
 Cash Received on Dispositions of
   Current Investments                                    68,213      389,220
 Cash Received on Dispositions of
   Noncurrent Investments                              5,351,471         -
 Cash Purchases of Current Investments                  (109,666)    (208,204)

Net Cash Provided By Investing Activities              5,284,923      275,026

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Cash Advances From (To) Parent Company             (510,450)     385,461
 Issuance of Common Stock For Cash                       636,000         -

 Net Cash Provided By Financing Activities               125,550      385,461

     NET INCREASE IN CASH                              4,559,237    1,435,270

     CASH - BEGINNING OF YEAR                          8,525,699    7,090,429

     CASH - END OF YEAR                              $13,084,936  $ 8,525,699


                                    (Continued)

                                    TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                       STATEMENTS OF CASH FLOWS - Continued

                   FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


                 RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
                              BY OPERATING ACTIVITIES


                                                         1997        1996

Net Income                                         $ 4,310,928    $  843,712
Adjustments to Reconcile Net Income to Net Cash
 Provided By Operating Activities:
  Depreciation                                         114,426       103,512
  Provision for Doubtful Accounts Receivable            (3,825)       (4,926)
  Minority Share of Consolidated Subsidiaries Net
    Income                                              28,349        23,208
  Amortization of Deferred Credit                       (8,220)       (8,220)
  Realized (Gains) Losses on Dispositions
    of Investments                                  (5,395,369)     (152,480)
  Contribution in Kind                                 116,875        27,877

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable          23,145        (4,047)
    (Decrease) in Payables and Accrued
     Liabilities                                       (53,853)      (72,225)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES   $  (851,236)   $  774,783





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

    (c)  Depreciation and Amortization

    Depreciation and amortization, computed using various methods are provided over the useful lives of the various classes of property, plant and equipment. Title plants and land are carried at cost and are not depreciated.

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

   (f)Policy of Cash Equivalents

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

                                TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cintinued


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    (g)  Income Taxes

    The Company and its subsidiaries file consolidated income tax returns with the Company's parent company. Income taxes are allocated to the Company based upon thee ratio of the Company's pre-tax income to total consolidated income. The Company follows the practice of recording deferred income taxes resulting from timing differences between financial reporting and income tax reporting. Investment tax credits, if any, are accounted for as a reduction of income tax expense in the years they are available for use under the flow-through method.

    (h)  Excess of Fair Value of Net Assets of Acquired Subsidiaries Over Cost

    The excess of fair value of the net assets of acquired subsidiaries over cost is amortized over a twenty year period using the straight-line method.

2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1997, cash balances totalling $10,563,088 were uninsured by either the SIPC or the FDIC.

3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and noncurrent investments, except for restricted investments, as available for sale.

Following is a summary of the Company's investments, all of which consist of equity securities:

                                                         1997         1996
Current Assets:
Cost                                                 $ 1,374,728  $ 1,724,198
Gross Unrealized Holding Gains                           673,389      984,375
Gross Unrealized Holding Losses                          (15,541)     (17,953)

Fair Value                                           $ 2,032,576  $ 2,690,620


Noncurrent Assets:
Cost                                                 $ 3,623,506  $ 3,305,560
Gross Unrealized Holding Gains                         4,793,611    7,031,859

Fair Value                                           $ 8,417,117  $10,337,419

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued

Realized gains and losses are determined on the basis of specific identification. During 1997 and 1996, sales proceeds and gross realized gains and losses were as follows:

                                                        1997        1996

Sales Proceeds                                      $5,419,622   $ 389,220
Gross Realized Losses                               $     -      $    -
Gross Realized Gains                                $5,395,368   $ 152,483

No other gains or losses, realized or unrealized, are included in the Company's statements of income for 1997 or 1996.

Stockholder's equity at December 31, 1997 has been increased by $3,197,459 which is the difference between the total net unrealized gain at December 31, 1997, and deferred income taxes and minority interests in the net unrealized gain.

Other noncurrent investments consist of certificates of deposit in the amount of $105,000 which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                         1997         1996

 Property Taxes                                      $   45,441    $  44,418
 Compensation                                            36,638       41,328
 Payroll Taxes                                           16,030        5,805
 Other                                                   24,140       23,668

                                                     $  122,249    $ 115,219


5.  INCOME TAXES

Income tax expense consists of the following:
                                                          1997        1996

 Federal                                             $1,970,000   $  273,000
 State                                                  270,000       51,850

                                                     $2,240,000   $  324,850

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

5.INCOME TAXES - Continued

The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

                                                           1997       1996

Computed "Expected" Tax Expense                      $ 2,227,300  $  397,300
Purchase Accounting Adjustments                           (2,800)     (2,800)
Minority Interest in Income of Subsidiaries                9,600       7,900
Dividends Received Deduction                             (65,000)    (95,100)
Contribution at Fair Value                              (138,800)    (33,100)
State Income Taxes                                       195,600      38,100
Other                                                     14,100      12,550

                                                     $ 2,240,000  $  324,850

The Company and its wholly and eighty percent or more owned subsidiaries file consolidated income tax returns with the Company's parent company. The Company has established deferred income tax liabilities for net unrealized gains on investments in the current and noncurrent amounts of $268,100 and $1,953,500, respectively at December 31, 1997.

6.  PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

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

7.  COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002. Rental expense for office space for the years ended December 31, 1997 and 1996, was $32,030 and $30,840, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                    1998       1999      2000       2001      2002

                  $37,200    $38,400   $35,400    $32,400   $32,400

                                 TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


8.  RENTAL PROPERTY

The Company is the lessor of property under operating leases expiring in various years through 1999. The following is a summary of property leased or held for lease at December 31, 1997:


  Buildings                          $ 1,730,967
  Land                                    61,125

                                       1,792,092

  Less:  Accumulated Depreciation     (1,122,009)

                                     $   670,083


Minimum future rentals to be received on non-cancelable leases as of December 31, 1997, for the ensuing calendar years are as follows:

                      1998         1999

                   $ 73,920     $ 77,280


The consolidated statements of income do not contain any contingent rental income.

9. RELATED PARTY TRANSACTIONS

The Company maintains a non interest-bearing demand account with its parent company, M Corp. M Corp owns approximately 92% of the Company's outstanding stock. During 1997, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $525,000 and $116,875, respectively, to a charitable foundation established by a controlling shareholder of the Company's parent company. The contribution in kind resulted in an income tax benefit to the Company and its consolidated subsidiaries in the amount of approximately $203,000. During 1996, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $125,375 and $27,877, respectively, to a charitable foundation established by a controlling shareholder of the Company's parent company. The contribution in kind resulted in an income tax benefit to the Company and its consolidated subsidiaries in the amount of approximately $51,000. The Company had transactions with its parent company or affiliates during 1997 and 1996, as follows:

                                                          1997        1996

Was Charged For Managerial Assistance               $  (132,000)  $ (132,000)
Net Cash Transfers To                                 2,095,000       95,289
Was Charged For Property Insurance                      (43,200)     (43,200)
1,060,000 Shares Common Stock Issued To
    Parent For Cash                                     636,000         -
Income Tax Allocation                                (2,009,350)    (305,550)

                                TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


10. DIVIDEND RESTRICTIONS

TSI, Inc., the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid to TSI, Inc. by its subsidiary, First Montana Title Insurance Company (FMTIC) are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1997, $3,932,813 of consolidated retained earnings were subject to such restrictions. At December 31, 1997, FMTIC's statutory capital ans surplus as regards policyholders amounted to $9,621,572.

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


    No dividends were paid in 1997 or 1996.


    There are approximately 3,300 holders of record of the Company's common stock.


    A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 TSI, INC.
                               P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249