Form 10KSB, Exhibit 13
period 1998-12-31
TSI INC /MT/
filed 1999-03-30
CIK 99506

TSI, INC.


                             ANNUAL REPORT


                                 1998

                               TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


DESCRIPTION AND LINES OF BUSINESS

TSI, Inc. (herein referred to as "TSI" or the "Company") was incorporated in 1958. A wholly-owned subsidiary of the Company, First Montana Title Insurance Company (FMTIC), is a title insurance company operating in that business in the State of Montana only. Through wholly-owned subsidiaries, FMTIC owns and operates title plants in two Montana counties. A subsidiary of FMTIC owns real property in Great Falls, Montana.

UAC, Inc., a subsidiary of the Company, through its wholly-owned subsidiary owns and operates a title plant in Montana. During 1988 through 1991, UAC, Inc., primarily through its wholly-owned subsidiary, acquired rental units in Montana.

TSI owns rental property in Helena, Montana and non income-producing properties located within Cascade County, Montana. A subsidiary of the Company owns rental property in Polson, Montana. The Company's investments in rental properties is set forth in Note 8, Rental Property, of the Notes to Consolidated Financial Statements.

The Company is a 92% owned subsidiary of M Corp, a financial holding company located in Great Falls, Montana. Transactions with the Company's parent company and its affiliates are set forth in Note 9, Related Party
Transactions, of the Notes to Consolidated Financial Statements.

The Company operates in a competitive business environment and is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 12 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Title insurance premiums and related fees increased $611,231 (36.0%) in 1998 as compared with 1997 due primarily to an increase in the real estate economies within which the Company operates. The Company believes that the increase in the real estate economies within which the Company operates was due in part to decreased mortgage interest rates.

Interest revenues increased $41,725 (6.7%) in 1998 as compared with 1997 due primarily to an increase in interest-bearing deposits.

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

Rent revenues increased $6,409 (1.3%) in 1998 as compared with 1997. The increase in rent revenues in 1998 as compared with 1997 was due primarily to an increase in rental rates.

Other income decreased $4,790,191 (78.2%) in 1998 as compared with 1997. During 1997 the Company recognized a gain on the merger of Security Bancorp with and into WesterFed Financial Corporation in the amount of $5,351,471. Pursuant to the terms of the merger the Company received cash in the amount of the gain recognized and approximately 275,000 shares of WesterFed Financial Corporation common stock. No such gains were realized during 1998. The gain recognized on the merger transaction was the primary reason for the decrease in other income in 1998 as compared with 1997 and is also the primary reason for the decrease in net income in 1998 as compared with 1997.

Salaries and other personnel costs increased $83,867 (9.0%) in 1998 as compared with 1997 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's title insurance operations.

Other general and administrative expenses increased $254,659 (20.0%) in 1998 as compared with 1997. During 1998 the Company made contributions of appreciated assets to a private foundation in the total fair value amount of approximately $751,417. The contributions resulted in an income tax benefit to the Company in the amount of approximately $271,000.

Transactions with the Company's parent company and other affiliates are disclosed in Note 9, Related Party Transactions, of the Notes to
Consolidated Financial Statements.

Income tax expense decreased $1,719,100 (76.7%) in 1998 as compared with 1997 due primarily to the decrease in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                              FINANCIAL REPORT

                              DECEMBER 31, 1998





                                  CONTENTS




                                                              PAGE

AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . .  4


FINANCIAL STATEMENTS

    Balance Sheets as of December 31, 1998 and 1997. . . . .  5-6


    Statements of Income and Comprehensive Income
     for the Years Ended
     December 31, 1998 and 1997  . . . . . . . . . . . . . . .  7

    Statements of Stockholders' Equity
     for the Years Ended
     December 31, 1998 and 1997 . . . . . . . . . . . . . . . . 8


    Statements of Cash Flows for the Years Ended
     December 31, 1998 and 1997. . . . . . . . . . . . . . .  9-10

    Notes to Consolidated Financial Statements . . . . . . .11-17


OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . .   18

                         Report of Independent Auditors



To The Board of Directors
TSI, Inc.
Great Falls, MT  59405


    We have audited the accompanying balance sheets of TSI, Inc. and consolidated subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI, Inc. and consolidated subsidiaries as of December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 19, 1999
Great Falls, Montana

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1998 and 1997


                                                       1998            1997
ASSETS
Current Assets
  Cash (Note 2)                                  $  15,043,805  $  13,084,936
  Investment Securities (Note 3)                     1,699,672      2,032,576
  Trade Accounts Receivable, Less Allowance
     for Doubtful Accounts of $8,000
     in 1998 and 1997                                   82,007          3,521
  Due From Parent Company (Note 9)                      21,750           -

          Total Current Assets                      16,847,234     15,121,033

Noncurrent Investments (Note 3)                      5,583,054      8,522,117

Other Assets                                             2,238          2,238

Investments In Property, Plant and
 Equipment, at Cost (Notes 1 and 8)
  Buildings                                          1,934,011      1,942,706
  Furniture, Fixtures and Equipment                    464,824        402,055

                                                     2,398,835      2,344,761
     Less Accumulated Depreciation                  (1,825,216)    (1,721,823)
                                                       573,619        622,938

  Title Plants                                         216,715        216,715
  Land                                                  80,453        130,153

     Net Property, Plant and Equipment                 870,787        920,106

                                                  $ 23,303,313   $ 24,565,494


                 See Notes to Consolidated Financial Statements.

                                   TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 and 1997


                                                        1998         1997

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                               $     146,636  $     92,533
  Accrued Liabilities (Note 4)                         126,999       122,249
  Due to Parent Company (Note 9)                          -           36,930
  Income Taxes Payable                                    -            4,730
  Deferred Income Taxes (Notes 1, 3 and 5)             223,000       268,100

          Total Current Liabilities                    496,635       524,542

Provision for Estimated Title and
 Escrow Losses (Note 6)                                970,494     1,005,612

Minority Interests in Consolidated Subsidiaries        376,229       355,290

Deferred Income Taxes (Notes 1, 3 and 5)               852,800     1,953,500

Excess of Fair Value of Net Assets
  Acquired Over Cost (Note 1)                           48,635        56,855

                                                     2,248,158     3,371,257
Commitments (Note 7)

Stockholders' Equity
  Common Stock, $.05 Par Value,
   30,000,000 shares authorized,
   10,432,142 shares issued and outstanding            524,157       524,157
  Capital Surplus (Note 11)                         16,165,957     8,665,957
  Retained Earnings (Notes 10 and11)                 2,318,489     8,282,122
  Accumulated Other
    Comprehensive Income (Note 3)                    1,549,917     3,197,459

      Total Stockholders' Equity                    20,558,520    20,669,695

                                                  $ 23,303,313  $ 24,565,494

                 See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


                                                          1998         1997
Revenues
  Title Insurance Premiums and Related Fees          $ 2,309,024  $ 1,697,793
  Interest                                               662,896      621,171
  Rent                                                   517,105      510,696
  Other                                                1,332,951    6,123,142

                                                       4,821,976    8,952,802

Operating Expenses
  Salaries and Other Personnel Costs                   1,018,795      934,928
  Depreciation                                           103,394      114,426
  Rent                                                    41,582       34,423
  Title and Escrow Losses                                 30,544       15,049
  Other General and Administrative Expenses            1,529,358    1,274,699

                                                       2,723,673    2,373,525

            Operating Income                           2,098,303    6,579,277

Minority Share of Consolidated Subsidiaries
 Net (Income)                                            (41,036)     (28,349)

Income Before Income Taxes                             2,057,267    6,550,928

Income Taxes (Note 5)                                   (520,900)  (2,240,000)

     Net Income                                        1,536,367    4,310,928


Other Comprehensive Income (Loss),
   Net of Income Taxes:
   Unrealized Holding Gains (Losses):
   Gain (Loss) Arising During Year                    (1,103,958)   1,652,446
   Reclassification Adjustment                          (543,584)  (3,164,855)

           Other Comprehensive Income (Loss)          (1,647,542)  (1,512,409)

           Comprehensive Income (loss)              $   (111,175) $ 2,798,519




                   See Notes to Consolidated Financial Statements.

                                     TSI, INC.

                           AND CONSOLIDATED SUBSIDIARIES

                         STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


                                                                        Accumulated
                                                                             Other
                               Common       Capital      Retained      Comprehensive
                                Stock       Surplus      Earnings           Income           Total

Balances, January 1, 1997    $ 471,157   $ 8,082,957   $ 3,971,194      $ 4,709,868      $ 17,235,176


Net Income                                               4,310,928                          4,310,928

Issuance of Common Stock        53,000       583,000                                          636,000

Change in Net Unrealized
  Holding Gains                                                          (1,512,409)       (1,512,409)

Balances, December 31, 1997    524,157     8,665,957     8,282,122        3,197,459        20,669,695

Recapitalization (Note 11)                 7,500,000    (7,500,000)                             -

Net Income                                               1,536,367                          1,536,367

Change in Net Unrealized
  Holding Gains                                                          (1,647,542)       (1,647,542)

Balances, December 31, 1998  $ 524,157   $16,165,957  $  2,318,489      $ 1,549,917      $ 20,558,520




                           See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                          STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

                         INCREASE (DECREASE) IN CASH


                                                         1998         1997
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                        $ 2,776,756  $ 2,265,049
 Cash Paid to Suppliers and Employees                 (1,842,951)  (1,787,270)
 Interest and Dividends Received in Cash                 933,396      899,185
 Income Taxes Paid in Cash                              (530,483)  (2,228,200)

Net Cash Provided (Used) By Operating Activities       1,336,718     (851,236)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Redemptions
   of Property, Plant and Equipment                        8,695        6,994
 Cash Purchases of Minority Interests                     (1,873)        (304)
 Capital Expenditures Paid in Cash                       (62,769)     (31,785)
 Cash Received on Dispositions of
   Current Investments                                   342,656       68,213
 Cash Received on Dispositions of
   Noncurrent Investments                                527,582    5,351,471
 Cash Purchases of Current Investments                  (133,460)    (109,666)

Net Cash Provided By Investing Activities                680,831    5,284,923

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Cash Advances From (To) Parent Company              (58,680)    (510,450)
 Issuance of Common Stock For Cash                          -         636,000

 Net Cash Provided (Used) By Financing Activities        (58,680)     125,550

     NET INCREASE IN CASH                              1,958,869    4,559,237

     CASH - BEGINNING OF YEAR                         13,084,936    8,525,699

     CASH - END OF YEAR                              $15,043,805  $13,084,936


                                    (Continued)

                                    TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                       STATEMENTS OF CASH FLOWS - Continued

                   FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997


                         RECONCILIATION OF NET INCOME TO
                NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES


                                                         1998        1997

Net Income                                         $ 1,536,367   $ 4,310,928
Adjustments to Reconcile Net Income to Net Cash
 Provided (Used) By Operating Activities:
  Depreciation                                         103,394       114,426
  Provision for Doubtful Accounts Receivable              -           (3,825)
  Minority Share of Consolidated Subsidiaries Net
    Income                                              41,036        28,349
  Amortization of Deferred Credit                       (8,220)       (8,220)
  Realized (Gains) on Dispositions
    of Investments                                    (439,559)   (5,395,369)
  Contribution in Kind                                 163,182       116,875

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable         (75,810)       23,145
    Increase (Decrease) in Payables and
       Accrued Liabilities                              16,328       (37,545)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES   $ 1,336,718   $  (851,236)





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

    (i) Retirement Plans

    The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $7,523 for 1998.

    (j) Reclassifications

    Certain reclassifications have been made to the prior year amounts to make them comparable to the 1997 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1998, cash balances totalling $12,469,548 were uninsured by either the SIPC or the FDIC.

3.  INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and noncurrent investments, except for restricted investments, as available for sale.

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.INVESTMENT SECURITIES AND OTHER INVESTMENTS - Continued


Following is a summary of the Company's investments, all of which consist of equity securities:

                                                         1998         1997
Current Assets:
Cost                                                 $ 1,152,704  $ 1,374,728
Gross Unrealized Holding Gains                           551,638      673,389
Gross Unrealized Holding Losses                           (4,670)     (15,541)

Fair Value                                           $ 1,699,672  $ 2,032,576


Noncurrent Assets:
Cost                                                 $ 3,385,128  $ 3,623,506
Gross Unrealized Holding Gains                         2,092,926    4,793,611

Fair Value                                           $ 5,478,054  $ 8,417,117


Realized gains and losses are determined on the basis of specific identification. During 1998 and 1997, sales proceeds and gross realized gains and losses were as follows:

                                                        1998         1997

Sales Proceeds                                      $  870,238   $ 5,419,622
Gross Realized Losses                               $   17,159   $     -
Gross Realized Gains                                $  456,718   $ 5,395,368

No other gains or losses, realized or unrealized, are included in the Company's statements of income for 1998 or 1997.

Stockholder's equity at December 31, 1998 has been increased by $1,549,917, the difference between the total net unrealized gain at December 31, 1998, and deferred income taxes and minority interests in the net unrealized gain.

Other noncurrent investments consist of certificates of deposit in the amount of $105,000 which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                         1998         1997

 Property Taxes                                      $   43,152    $  45,441
 Compensation                                            61,884       36,638
 Payroll Taxes                                             -          16,030
 Other                                                   21,963       23,668

                                                     $  126,999    $ 122,249


5.  INCOME TAXES

Income tax expense consists of the following:
                                                         1998         1997

 Federal                                             $  425,000   $1,970,000
 State                                                   95,900      270,000

                                                     $  520,900   $2,240,000


The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

                                                         1998         1997

Computed "Expected" Tax Expense                      $  699,500   $2,227,300
Purchase Accounting Adjustments                          (2,800)      (2,800)
Minority Interest in Income of Subsidiaries              13,400        9,600
Dividends Received Deduction                            (64,400)     (65,000)
Contribution at Fair Value                             (200,000)    (138,800)
State Income Taxes                                       67,000      195,600
Other                                                     8,200       14,100

                                                     $  520,900   $2,240,000

The Company and its wholly and eighty percent or more owned subsidiaries file consolidated income tax returns with the Company's parent company. The Company has established deferred income tax liabilities for net unrealized gains on investments in the current and noncurrent amounts of $223,000 and $852,000, respectively at December 31, 1998.

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

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


6.PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES - Continued

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

7.  COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002. Rental expense for office space for the years ended December 31, 1998 and 1997, was $39,204 and $32,030, respectively. Annual rental commitments for the ensuing calendar years are as follows:

                         1999      2000       2001      2002

                       $38,400   $35,400    $32,400   $32,400


8.  RENTAL PROPERTY

The Company is the lessor of property under operating leases expiring in various years through 1999. The following is a summary of property leased or held for lease at December 31, 1998:


  Buildings                          $ 1,722,272
  Land                                    61,125

                                       1,783,397

  Less:  Accumulated Depreciation     (1,181,042)

                                     $   602,355


Minimum future rentals to be received on non-cancelable leases as of December 31, 1998, for the ensuing calendar years are as follows:

                               1999

                            $ 128,100


The consolidated statements of income do not contain any contingent rental income.

                               TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

9. RELATED PARTY TRANSACTIONS

The Company maintains a non interest-bearing demand account with its parent company, M Corp. M Corp owns approximately 92% of the Company's outstanding stock. During 1998, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $751,417 and $163,182, respectively, to a charitable foundation established by a controlling shareholder of the Company's parent company. The contribution in kind resulted in an income tax benefit to the Company and its consolidated subsidiaries in the amount of approximately $270,200. During 1997, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $525,000 and $116,875, respectively, to a charitable foundation established by a controlling shareholder of the Company's parent company. The contribution in kind resulted in an income tax benefit to the Company and its consolidated subsidiaries in the amount of approximately $203,000. The Company had transactions with its parent company or affiliates during 1998 and 1997, as follows:

                                                          1998        1997

Was Charged For Managerial Assistance               $  (132,000)  $ (132,000)
Net Cash Transfers To                                   744,280    2,095,000
Was Charged For Property Insurance                      (33,600)     (43,200)
1,060,000 Shares Common Stock Issued To
    Parent For Cash                                        -         636,000
Income Tax Allocation                                  (520,000)  (2,009,350)


10. DIVIDEND RESTRICTIONS

TSI, Inc., the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid to TSI, Inc. by its subsidiary, First Montana Title Insurance Company (FMTIC) are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1998, substantially all of consolidated retained earnings were subject to such restrictions. At December 31, 1998, FMTIC's statutory capital and surplus as regards policyholders amounted to $8,761,566.


11. RECAPITALIZATION

During 1998, the Company adopted a plan whereby a portion of retained earnings was capitalized as capital surplus. Adoption of the plan had no effect on total stockholders' equity.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

12. INFORMATION ON SEGMENTS OF BUSINESS

The Company's operations are classified into three reportable segments that provide different products or services.The Company's reportable segments, the title insurance business, ownership and rental of properties and financial holding company are managed separately because of their differing operations, customers and requirements. The Company's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes. Substantially all of the Company's business is conducted within the state of Montana.

                                 Sales To                Segment       Total Net                   Expenditures
                                  Outside   Interest    Operating        Segment    Depreciation    For Segment
                                 Concerns   Revenues      Profit          Assets       Expense         Assets

Year Ended December 31, 1998:

Financial Holding Company      $  650,342  $  245,429   $  358,258    $ 9,272,020    $    578        $    -

Title Insurance Operations      2,991,633     417,467    1,572,935     13,369,296      39,520           62,769

Rental Properties                 517,105        -         167,110        661,997      63,296             -

Consolidated                   $4,159,080  $  662,896   $2,098,303    $23,303,313    $103,394        $  62,769


Year Ended December 31, 1997:

Financial Holding Company      $4,015,521  $  225,526   $3,592,285    $ 9,785,628    $  1,632        $    -

Title Insurance Operations      3,805,414     395,645    2,672,970     14,093,052      36,970           31,785

Rental Properties                 510,696        -         314,022        686,814      75,824             -

Consolidated                   $8,331,631  $  621,171   $6,579,277    $24,565,494    $114,426        $  31,785






                                      17


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

                            DIRECTORS AND OFFICERS





    NAME                     OCCUPATION

Paul J. McCann, Jr.          Attorney at Law, Investor
Director,                    Billings, Montana
President


G. Robert Crotty, Jr.        Attorney at Law, Investor
Director                     Great Falls, Montana


Miriam A. Arneson            Investor
Director                     Billings, Montana




                            MARKET INFORMATION

    To the Company's knowledge, the Company's common stock is not traded on any public securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for TSI, Inc. common stock are not reported in any newspapers.


    No dividends were paid in 1998 or 1997.


    There are approximately 3,250 holders of record of the Company's common stock.


    A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 TSI, INC.
                               P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249

                                    18
