Form 10KSB, Exhibit 13
period 1999-12-31
TSI INC /MT/
filed 2000-03-30
CIK 99506

TSI, INC.


                             ANNUAL REPORT


                                 1999

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


Title insurance premiums and related fees decreased $633,957 (27.50%) in 1999 as compared with 1998 due primarily to a decrease in revenues of one of the Company's consolidated subsidiaries resulting from the pirating of key employees by the competition in a manner which the Company considers unfair.

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued


Interest revenues increased $27,658 (4.2%) in 1999 as compared with 1998 due primarily to an increase in interest-bearing deposits.

Rent revenues increased $6,674 (1.3%) in 1999 as compared with 1998. The increase in rent revenues in 1999 as compared with 1998 was due primarily to an decrease in vacancies.

Other income decreased $955,009 (71.6%) in 1999 as compared with 1998. During 1998 the Company recognized net gains on the disposition of investments in the total amount of $1,027,794 whereas such gains recognized during 1999 amounted to $68,206. The decrease in gains recognized on the disposition of investments from 1998 to 1999 was the primary reason for the decrease in other income in 1999 as compared with 1998.

Salaries and other personnel costs increased $90,042 (8.8%) in 1999 as compared with 1998 due primarily to an increase in salary rates and an increase in the number of personnel employed in the Company's operations.

Other general and administrative expenses decreased $716,910 (46.9%) in 1999 as compared with 1998. During 1998 the Company made contributions of appreciated assets to a private foundation in the total fair value amount of approximately $751,417. The contributions resulted in an income tax benefit to the Company in the amount of approximately $270,000 for 1998. No such contributions were made during 1999.

Transactions with the Company's parent company and other affiliates are disclosed in Note 9, Related Party Transactions, of the Notes to
Consolidated Financial Statements.

Income tax expense decreased $120,900 (23.2%) in 1999 as compared with 1998 due primarily to the decrease in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                              FINANCIAL REPORT

                              DECEMBER 31, 1999





                                  CONTENTS




                                                              PAGE

AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . .  4


FINANCIAL STATEMENTS

    Balance Sheets as of December 31, 1999 and 1998. . . . .  5-6


    Statements of Income and Comprehensive Income
     for the Years Ended
     December 31, 1999 and 1998  . . . . . . . . . . . . . . .  7


    Statements of Stockholders' Equity
     for the Years Ended
     December 31, 1999 and 1998 . . . . . . . . . . . . . . . . 8


    Statements of Cash Flows for the Years Ended
     December 31, 1999 and 1998. . . . . . . . . . . . . . .  9-10


    Notes to Consolidated Financial Statements . . . . . . . 11-17


OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . .  18

                         Report of Independent Auditors



To The Board of Directors
TSI, Inc.
Great Falls, MT  59405


    We have audited the accompanying balance sheets of TSI, Inc. and consolidated subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI, Inc. and consolidated subsidiaries as of December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 27, 2000
Great Falls, Montana

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 1999 and 1998


                                                       1999            1998
ASSETS
Current Assets
  Cash (Note 2)                                  $  15,765,640  $  15,043,805
  Investment Securities (Note 3)                     1,671,238      1,699,672
  Trade Accounts Receivable, Less Allowance
     for Doubtful Accounts of $17,500
     in 1999 and $8,000 in 1998                         70,543         82,007
  Due From Parent Company (Note 9)                        -            21,750

          Total Current Assets                      17,507,421     16,847,234

Noncurrent Investments (Note 3)                      4,718,891      5,583,054

Other Assets                                             2,238          2,238

Investments In Property, Plant and
 Equipment, at Cost (Notes 1 and 8)
  Buildings                                          2,010,010      1,934,011
  Furniture, Fixtures and Equipment                    487,214        464,824

                                                     2,497,224      2,398,835
     Less Accumulated Depreciation                  (1,852,146)    (1,825,216)
                                                       645,078        573,619

  Title Plants                                         216,715        216,715
  Land                                                  80,453         80,453

     Net Property, Plant and Equipment                 942,246        870,787

                                                  $ 23,170,796   $ 23,303,313


                 See Notes to Consolidated Financial Statements.

                                   TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 1999 and 1998


                                                        1999         1998

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                               $      94,405  $    146,636
  Accrued Liabilities (Note 4)                         131,993       126,999
  Due to Parent Company (Note 9)                        37,098          -
  Deferred Income Taxes (Notes 1, 3 and 5)             226,500       223,000

          Total Current Liabilities                    489,996       496,635

Provision for Estimated Title and
 Escrow Losses (Note 6)                                923,531       970,494

Minority Interests in Consolidated Subsidiaries        369,207       376,229

Deferred Income Taxes (Notes 1, 3 and 5)               500,700       852,800

Excess of Fair Value of Net Assets
  Acquired Over Cost (Note 1)                           40,415        48,635

                                                     1,833,853     2,248,158
Commitments (Note 7)

Stockholders' Equity
  Common Stock, $.05 Par Value,
   30,000,000 shares authorized,
   10,483,142 shares issued and outstanding            524,157       524,157
  Capital Surplus (Note 11)                         16,165,957    16,165,957
  Retained Earnings (Notes 10 and 11)                3,106,430     2,318,489
  Accumulated Other
    Comprehensive Income (Note 3)                    1,050,403     1,549,917

      Total Stockholders' Equity                    20,846,947    20,558,520

                                                  $ 23,170,796  $ 23,303,313

                 See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                                                          1999         1998
Revenues
  Title Insurance Premiums and Related Fees          $ 1,675,067  $ 2,309,024
  Interest                                               690,554      662,896
  Rent                                                   523,779      517,105
  Other                                                  377,942    1,332,951

                                                       3,267,342    4,821,976

Operating Expenses
  Salaries and Other Personnel Costs                   1,108,837    1,018,795
  Depreciation                                           101,409      103,394
  Rent                                                    50,410       41,582
  Title and Escrow Losses                                  4,129       30,544
  Other General and Administrative Expenses              812,448    1,529,358

                                                       2,077,233    2,723,673

            Operating Income                           1,190,109    2,098,303

Minority Share of Consolidated Subsidiaries
 Net (Income)                                             (2,168)     (41,036)

Income Before Income Taxes                             1,187,941    2,057,267

Income Taxes (Note 5)                                   (400,000)    (520,900)

     Net Income                                          787,941    1,536,367


Other Comprehensive Income (Loss),
   Net of Income Taxes:
   Unrealized Holding Gains (Losses):
   Gain (Loss) Arising During Year                      (504,313)  (1,103,958)
   Reclassification Adjustment                             4,799     (543,584)
           Other Comprehensive Income (Loss)            (499,514)  (1,647,542)

           Comprehensive Income (loss)              $    288,427  $  (111,175)




                   See Notes to Consolidated Financial Statements.

                                     TSI, INC.

                           AND CONSOLIDATED SUBSIDIARIES

                         STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                                                                        Accumulated
                                                                             Other
                               Common       Capital      Retained      Comprehensive
                                Stock       Surplus      Earnings           Income           Total

Balances, January 1, 1998    $ 524,157   $ 8,665,957   $ 8,282,122      $ 3,197,459      $ 20,669,695


Recapitalization                           7,500,000    (7,500,000)                             -

Net Income                                               1,536,367                          1,536,367

Change in Net Unrealized
  Holding Gains                                                          (1,647,542)       (1,647,542)

Balances, December 31, 1998    524,157    16,165,957     2,318,489        1,549,917        20,558,520

Net Income                                                 787,941                            787,941

Change in Net Unrealized
  Holding Gains                                                            (499,514)         (499,514)

Balances, December 31, 1999  $ 524,157   $16,165,957  $  3,106,430      $ 1,050,403      $ 20,846,947




                           See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                          STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                         INCREASE (DECREASE) IN CASH


                                                         1999         1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                        $ 2,224,260  $ 2,776,756
 Cash Paid to Suppliers and Employees                 (2,041,975)  (1,842,951)
 Interest and Dividends Received in Cash                 945,821      933,396
 Income Taxes Paid in Cash                              (395,750)    (530,483)

Net Cash Provided By Operating Activities                732,356    1,336,718

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Redemptions
   of Property, Plant and Equipment                         -           8,695
 Cash Purchases of Minority Interests                     (1,760)      (1,873)
 Capital Expenditures Paid in Cash                      (172,868)     (62,769)
 Cash Received on Dispositions of
   Current Investments                                   200,242      342,656
 Cash Received on Dispositions of
   Noncurrent Investments                                   -         527,582
 Cash Purchases of Current Investments                   (94,983)    (133,460)

Net Cash Provided (Used) By Investing Activities         (69,369)     680,831

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Cash Advances From (To) Parent Company               58,848      (58,680)

 Net Cash Provided (Used) By Financing Activities         58,848      (58,680)

     NET INCREASE IN CASH                                721,835    1,958,869

     CASH - BEGINNING OF YEAR                         15,043,805   13,084,936

     CASH - END OF YEAR                              $15,765,640  $15,043,805


                                    (Continued)

                                    TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                       STATEMENTS OF CASH FLOWS - Continued

                   FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998


                         RECONCILIATION OF NET INCOME TO
                    NET CASH PROVIDED BY OPERATING ACTIVITIES


                                                         1999        1998

Net Income                                         $   787,941   $ 1,536,367
Adjustments to Reconcile Net Income to Net Cash
 Provided By Operating Activities:
  Depreciation                                         101,409       103,394
  Provision for Doubtful Accounts Receivable            27,349          -
  Minority Share of Consolidated Subsidiaries Net
    Income                                               2,168        41,036
  Amortization of Deferred Credit                       (8,220)       (8,220)
  Realized (Gains) on Dispositions
    of Investments                                     (68,206)     (439,559)
  Contribution in Kind                                    -          163,182

  Changes in Operating Assets and Liabilities
    (Increase) in Accounts Receivable                  (20,835)      (75,810)
    Increase (Decrease) in Payables and
       Accrued Liabilities                             (89,250)       16,328

NET CASH PROVIDED BY OPERATING ACTIVITIES          $   732,356   $ 1,336,718





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

                                TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cintinued


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    (g)  Income Taxes

    The Company and its subsidiaries file consolidated income tax returns with the Company's parent company. Income taxes are allocated to the Company based upon the ratio of the Company's pre-tax income to total consolidated income. The Company follows the practice of recording deferred income taxes resulting from timing differences between financial reporting and income tax reporting. Investment tax credits, if any, are accounted for as a reduction of income tax expense in the years they are available for use under the flow-through method.

    (h)  Excess of Fair Value of Net Assets of Acquired Subsidiaries Over Cost

    The excess of fair value of the net assets of acquired subsidiaries over cost is amortized over a twenty year period using the straight-line method.

    (i) Retirement Plans

    The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $9,918 and $7,523 for 1999 and 1998, respectively.

    (j) Reclassifications

    Certain reclassifications have been made to the prior year amounts to make them comparable to the 1999 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.


2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1999, cash balances totalling $13,575,281 were uninsured by either the SIPC or the FDIC.

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of itscurrent and noncurrent investments, except for restricted investments, as available for sale. Following is a summary of the Company's investments, all of which consist of equity securities:


                                                         1999         1998
Current Assets:
Cost                                                 $ 1,115,651  $ 1,152,704
Gross Unrealized Holding Gains                           558,426      551,638
Gross Unrealized Holding Losses                           (2,839)      (4,670)

Fair Value                                           $ 1,671,238  $ 1,699,672


Noncurrent Assets:
Cost                                                 $ 3,385,128  $ 3,385,128
Gross Unrealized Holding Gains                         1,228,763    2,092,926

Fair Value                                           $ 4,613,891  $ 5,478,054


Realized gains and losses are determined on the basis of specific identification. During 1999 and 1998, sales proceeds and gross realized gains and losses were as follows:

                                                        1999         1998

Sales Proceeds                                      $  200,243    $  870,238
Gross Realized Losses                               $    8,099    $   17,159
Gross Realized Gains                                $   76,305    $  456,718

No other gains or losses, realized or unrealized, are included in the Company's statements of income for 1999 or 1998.

Stockholder's equity at December 31, 1999 has been increased by $1,050,403, the difference between the total net unrealized gain at December 31, 1999, and deferred income taxes and minority interests in the net unrealized gain.

Other noncurrent investments consist of certificates of deposit in the amount of $105,000 which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                         1999         1998

 Property Taxes                                      $   39,236    $  43,152
 Compensation                                            68,763       61,884
 Payroll Taxes                                            2,731         -
 Other                                                   21,263       21,963

                                                     $  131,993    $ 126,999


5.  INCOME TAXES

Income tax expense consists of the following:
                                                         1999         1998

 Federal                                             $  340,000   $  425,000
 State                                                   60,000       95,900

                                                     $  400,000   $  520,900


The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

                                                         1999         1998

Computed "Expected" Tax Expense                      $  403,900   $  699,500
Purchase Accounting Adjustments                          (2,800)      (2,800)
Minority Interest in Income of Subsidiaries                 800       13,400
Dividends Received Deduction                            (60,800)     (64,400)
Contribution at Fair Value                                 -        (200,000)
State Income Taxes                                       50,800       67,000
Other                                                     8,100        8,200

                                                     $  400,000   $  520,900

The Company and its wholly and eighty percent or more owned subsidiaries file consolidated income tax returns with the Company's parent company. The Company has established deferred income tax liabilities for net unrealized gains on investments in the current and noncurrent amounts of $226,500 and $500,700, respectively at December 31, 1999.

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


6.PROVISION FOR ESTIMATED TITLE AND ESCROW LOSSES

The Company's wholly-owned subsidiary, First Montana Title Insurance Company (FMTIC) issues title insurance policies in the State of Montana. The terms of policies issued are indefinite and premiums are not refundable. FMTIC is a party to various lawsuits wherein, among other things, plaintiffs generally claim defects in insured titles, unreported liens or improper practices. FMTIC is also required under many of its policies issued to provide defense for its insures in litigation founded upon alleged defects or other matters insured against by the policy. Such litigation and claims are normal occurrences within the title insurance industry. In accordance with generally accepted accounting practices, FMTIC has established a provision for estimated title and escrow losses which appears on the consolidated balance sheets under the same title. FMTIC has established the provision for estimated losses on (1) claims known to FMTIC and (2) claims unknown to FMTIC but incurred upon issuance of policies as well as for estimated external settlement expenses to be incurred. The provision has been reduced for estimated recoveries.


7.  COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002. Rental expense for office space for the years ended December 31, 1999 and 1998, was $45,690 and $39,204, respectively. Annual rental commitments for the ensuing calendar years are as follows: calendar year 2000 - $41,400, calendar year
2001 - $38,400 and calendar year 2002 - $38,400.


8.  RENTAL PROPERTY

The Company is the lessor of property under operating leases expiring in calendar year 2000. The following is a summary of property leased or held for lease at December 31, 1999:


  Buildings                          $ 1,786,272
  Land                                    61,125

                                       1,847,397

  Less:  Accumulated Depreciation     (1,229,601)

                                     $   617,796


Minimum future rentals to be received on non-cancelable leases as of December 31, 1999, for the 2000 calendar year are $79,632. The consolidated statements of income do not contain any contingent rental income.

                               TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

9. RELATED PARTY TRANSACTIONS

The Company maintains a non interest-bearing demand account with its parent company, M Corp. M Corp owns approximately 92% of the Company's outstanding stock. During 1998, the Company and its consolidated subsidiaries contributed assets in kind with a fair market value and a cost basis of $751,417 and $163,182, respectively, to a charitable foundation established by a controlling shareholder of the Company's parent company. The contribution in kind resulted in an income tax benefit to the Company and its consolidated subsidiaries in the amount of approximately $270,200. The Company had transactions with its parent company or affiliates during 1999 and 1998, as follows:

                                                          1999        1998

Was Charged For Managerial Assistance               $  (132,000)  $ (132,000)
Net Cash Transfers To                                   475,452      744,280
Was Charged For Property Insurance                      (33,600)     (33,600)
Income Tax Allocation                                  (368,700)    (520,000)




10. DIVIDEND RESTRICTIONS

TSI, Inc., the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid to TSI, Inc. by its subsidiary, First Montana Title Insurance Company (FMTIC) are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 1999, substantially all of consolidated retained earnings were subject to such restrictions. At December 31, 1999, FMTIC's statutory capital and surplus as regards policyholders amounted to $8,938,691.


11. RECAPITALIZATION

During 1998, the Company adopted a plan whereby a portion of retained earnings was capitalized as capital surplus. Adoption of the plan had no effect on total stockholders' equity.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

12. INFORMATION ON SEGMENTS OF BUSINESS

The Company's operations are classified into three reportable segments that provide different products or services. The Company's reportable segments, the title insurance business, ownership and rental of properties and financial holding company are managed separately because of their differing operations, customers and requirements. The Company's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes. Substantially all of the Company's business is conducted within the state of Montana.

                                 Sales To                Segment       Total Net                   Expenditures
                                  Outside   Interest    Operating        Segment    Depreciation    For Segment
                                 Concerns   Revenues      Profit          Assets       Expense         Assets

Year Ended December 31, 1999:

Financial Holding Company      $  216,360  $  242,258   $  464,661    $ 8,815,307    $  1,488        $  17,860

Title Insurance Operations      1,836,649     448,296      552,667     13,655,312      42,600           49,783

Rental Properties                 523,779        -         172,781        700,177      57,321          105,225

Consolidated                   $2,576,788  $  690,554   $1,190,109    $23,170,796    $101,409        $ 172,868


Year Ended December 31, 1998:

Financial Holding Company      $  650,342  $  245,429   $  358,258    $ 9,272,020    $    578        $    -

Title Insurance Operations      2,991,633     417,467    1,572,935     13,369,296      39,520           62,769

Rental Properties                 517,105        -         167,110        661,997      63,296             -

Consolidated                   $4,159,080  $  662,896   $2,098,303    $23,303,313    $103,394        $  62,769






                                      17


                                   TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES



                            DIRECTORS AND OFFICERS



    NAME                     OCCUPATION

Paul J. McCann, Jr.          Attorney at Law, Investor
Director,                    Billings, Montana
President

Miriam A. Arneson            Investor
Director                     Billings, Montana


Kathleen Cain                Investor, Teacher
Director                     Livingston, Montana




                            MARKET INFORMATION

    To the Company's knowledge, the Company's common stock is not traded on any public securities exchange, nor are records kept of any quotations by securities dealers or the National Quotation Bureau, Inc. To the best knowledge of the Company, bid and asked quotations for TSI, Inc. common stock are not reported in any newspapers.


    No dividends were paid in 1999 or 1998.


    There are approximately 3,235 holders of record of the Company's common stock.


    A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 TSI, INC.
                               P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249

                                    18
