Form 10KSB, Exhibit 13
period 2000-12-31
TSI INC /MT/
filed 2001-04-17
CIK 99506

TSI, INC.


                             ANNUAL REPORT


                                 2000

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

TSI owns rental property in Helena, Montana and a subsidiary of the Company owns rental property in Polson, Montana. The Company's investments in rental properties is set forth in Note 8, Rental Property, of the Notes to Consolidated Financial Statements.

The Company is a 92% owned subsidiary of M Corp, a financial holding company located in Great Falls, Montana. Transactions with the Company's parent company and its affiliates are set forth in Note 9, Related Party
Transactions, of the Notes to Consolidated Financial Statements.

The Company operates in a competitive business environment and is not dependent upon one or a few major customers. Information concerning the Company's industry segments is set forth in Note 11 (Information on Segments of Business) of the Notes to Consolidated Financial Statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


Title insurance premiums and related fees decreased $327,602 (19.6%) in 2000 as compared with 1999 due to a general decrease in the real estate economies within which the Company operates and a decrease in revenues of one of the Company's consolidated subsidiaries resulting from the pirating of key employees by the competition.

                                TSI, INC.

                      AND CONSOLIDATED SUBSIDIARIES

                              ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - Continued

Interest revenues increased $200,989 (29.1%) in 2000 as compared with 1999 due primarily to an increase in interest-bearing deposits and an increase in interest rates earned on such deposits.

Rent revenues decreased $46,814 (8.9%) in 2000 as compared with 1999 due primarily to an increase in vacancies.

Other income decreased $57,838 (15.3%) in 2000 as compared with 1999. During 1999 the Company recognized net gains on the disposition of investments in the total amount of $68,206 whereas such gains recognized during 2000 amounted to $40,606. The decrease in gains recognized on the disposition of investments from 1999 to 2000 was the primary reason for the decrease in other income in 2000 as compared with 1999.

Salaries and other personnel costs decreased $170,646 (15.4%) in 2000 as compared with 1999 due primarily to an decrease in the number of personnel employed in the Company's operations.

The provision for depreciation increased $14,467 (14.3%)in 2000 as compared with 1999 due primarily to property acquisitions during 2000.

Transactions with the Company's parent company and other affiliates are disclosed in Note 9, Related Party Transactions, of the Notes to
Consolidated Financial Statements.

Income tax expense decreased $40,000 (10.0%) in 2000 as compared with 1999 due primarily to the decrease in pre-tax income.

The Company is considering acquisitions which would deplete the Company's available cash and thus affect the liquidity of the Company.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                              FINANCIAL REPORT

                              DECEMBER 31, 2000





                                  CONTENTS




                                                              PAGE

AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . .  4


FINANCIAL STATEMENTS

    Balance Sheets as of December 31, 2000 and 1999. . . . .  5-6


    Statements of Income and Comprehensive Income
     for the Years Ended
     December 31, 2000 and 1999  . . . . . . . . . . . . . . .  7


    Statements of Stockholders' Equity
     for the Years Ended
     December 31, 2000 and 1999 . . . . . . . . . . . . . . . . 8


    Statements of Cash Flows for the Years Ended
     December 31, 2000 and 1999. . . . . . . . . . . . . . .  9-10


    Notes to Consolidated Financial Statements . . . . . . . 11-17


OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . .  18

                         Report of Independent Auditors



To The Board of Directors
TSI, Inc.
Great Falls, MT  59405


    We have audited the accompanying balance sheets of TSI, Inc. and consolidated subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSI, Inc. and consolidated subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.





DWYER & KEITH, CPA's, P.C.



March 16, 2001
Great Falls, Montana

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                               BALANCE SHEETS

                         DECEMBER 31, 2000 and 1999


                                                       2000            1999
ASSETS
Current Assets
  Cash (Note 2)                                  $  16,867,357  $  15,765,640
  Investment Securities (Note 3)                     1,536,755      1,671,238
  Trade Accounts Receivable, Less Allowance
     for Doubtful Accounts of $16,500
     in 2000 and $17,500 in 1999                        48,211         69,940
  Income Tax Prepayment                                    453            603

          Total Current Assets                      18,452,776     17,507,421

Noncurrent Investments (Note 3)                      6,471,705      4,718,891

Other Assets                                             2,238          2,238

Investments In Property, Plant and
 Equipment, at Cost (Notes 1 and 8)
  Buildings                                          2,022,332      2,010,010
  Furniture, Fixtures and Equipment                    459,128        487,214

                                                     2,481,460      2,497,224
     Less Accumulated Depreciation                  (1,912,246)    (1,852,146)
                                                       569,214        645,078

  Title Plants                                         216,715        216,715
  Land                                                  80,453         80,453

     Net Property, Plant and Equipment                 866,382        942,246

                                                  $ 25,793,101   $ 23,170,796


                 See Notes to Consolidated Financial Statements.

                                   TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS

                           DECEMBER 31, 2000 and 1999


                                                        2000         1999

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                               $      90,055  $     94,405
  Accrued Liabilities (Note 4)                         106,746       131,993
  Due to Parent Company (Note 9)                       427,118        37,098
  Deferred Income Taxes (Notes 1, 3 and 5)             147,500       226,500

          Total Current Liabilities                    771,419       489,996

Provision for Estimated Title and
 Escrow Losses (Note 6)                                883,067       923,531

Minority Interests in Consolidated Subsidiaries        368,481       369,207

Deferred Income Taxes (Notes 1, 3 and 5)             1,215,000       500,700

Excess of Fair Value of Net Assets
  Acquired Over Cost (Note 1)                           32,195        40,415

                                                     2,498,743     1,833,853
Commitments (Note 7)

Stockholders' Equity
  Common Stock, $.05 Par Value,
   30,000,000 shares authorized,
   10,483,142 shares issued                            524,157       524,157
  Capital Surplus                                   19,165,957    16,165,957
  Retained Earnings (Note 10)                          859,139     3,106,430
  Accumulated Other
    Comprehensive Income (Note 3)                    1,973,986     1,050,403
  Less: Cot of Common Shares in Treasury
    250 Shares in 2000                                    (300)         -

      Total Stockholders' Equity                    22,522,939    20,846,947

                                                  $ 25,793,101  $ 23,170,796

                 See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                          2000         1999
Revenues
  Title Insurance Premiums and Related Fees          $ 1,347,465  $ 1,675,067
  Interest                                               891,543      690,554
  Rent                                                   476,965      523,779
  Other                                                  320,104      377,942

                                                       3,036,077    3,267,342

Operating Expenses
  Salaries and Other Personnel Costs                     938,191    1,108,837
  Depreciation                                           115,876      101,409
  Rent                                                    50,533       50,410
  Title and Escrow Losses                                  3,815        4,129
  Other General and Administrative Expenses              815,973      812,448

                                                       1,924,388    2,077,233

            Operating Income                           1,111,689    1,190,109

Minority Share of Consolidated Subsidiaries
 Net (Income) Loss                                         1,020       (2,168)

Income Before Income Taxes                             1,112,709    1,187,941

Income Taxes (Note 5)                                   (360,000)    (400,000)

     Net Income                                          752,709      787,941


Other Comprehensive Income (Loss),
   Net of Income Taxes:
   Unrealized Holding Gains (Losses):
   Gain (Loss) Arising During Year                       912,735     (504,313)
   Reclassification Adjustment                            10,848        4,799
           Other Comprehensive Income (Loss)             923,583     (499,514)

           Comprehensive Income                     $  1,676,292  $   288,427




                   See Notes to Consolidated Financial Statements.

                                     TSI, INC.

                           AND CONSOLIDATED SUBSIDIARIES

                         STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                                        Accumulated
                                                                             Other
                               Common       Capital      Retained      Comprehensive     Treasury
                                Stock       Surplus      Earnings           Income         Stock         Total

Balances, January 1, 1999    $ 524,157   $16,165,957   $ 2,318,489      $ 1,549,917      $    -       $ 20,558,520

Net Income                                                 787,941                                         787,941

Change in Net Unrealized
  Holding Gains                                                            (499,514)                      (499,514)

Balances, December 31, 1999    524,157    16,165,957     3,106,430        1,050,403           -         20,846,947

Net Income                                                 752,709                                         752,709

Purchase Treasury Stock                                                                     (300)             (300)

Recapitalization (Note 1j)                 3,000,000    (3,000,000)

Change in Net Unrealized
  Holding Gains                                                             923,583                        923,583

Balances, December 31, 2000  $ 524,157   $19,165,957  $    859,139      $ 1,973,986      $  (300)     $ 22,522,939




                           See Notes to Consolidated Financial Statements.

                                  TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

                          STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

                         INCREASE (DECREASE) IN CASH


                                                         2000         1999
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash Received From Customers                        $ 1,844,938  $ 2,224,260
 Cash Paid to Suppliers and Employees                 (1,877,352)  (2,041,975)
 Interest and Dividends Received in Cash               1,162,821      945,821
 Income Taxes Paid in Cash                              (359,850)    (395,750)

Net Cash Provided By Operating Activities                770,557      732,356

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash Proceeds From Sales and Redemptions
   of Property, Plant and Equipment                        4,990         -
 Cash Purchases of Minority Interests                       -          (1,760)
 Capital Expenditures Paid in Cash                       (45,002)    (172,868)
 Cash Received on Dispositions of
   Current Investments                                   137,056      200,242
 Cash Purchases of Current Investments                  (155,604)     (94,983)

Net Cash (Used) By Investing Activities                  (58,560)     (69,369)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Cash Advances From Parent Company                   390,020       58,848
 Cash Purchases of Treasury Stock                           (300)        -


 Net Cash Provided By Financing Activities               389,720       58,848

     NET INCREASE IN CASH                              1,101,717      721,835

     CASH - BEGINNING OF YEAR                         15,765,640   15,043,805

     CASH - END OF YEAR                              $16,867,357  $15,765,640


                                    (Continued)

                                    TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES

                       STATEMENTS OF CASH FLOWS - Continued

                   FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                         RECONCILIATION OF NET INCOME TO
                    NET CASH PROVIDED BY OPERATING ACTIVITIES


                                                         2000        1999

Net Income                                         $   752,709   $   787,941
Adjustments to Reconcile Net Income to Net Cash
 Provided By Operating Activities:
  Depreciation                                         115,876       101,409
  Provision for Doubtful Accounts Receivable              (785)       27,349
  Minority Share of Consolidated
    Subsidiaries Net Income (Loss)                      (1,020)        2,168
  Amortization of Deferred Credit                       (8,220)       (8,220)
  Realized (Gains) on Dispositions
    of Investments                                     (40,606)      (68,206)

  Changes in Operating Assets and Liabilities
    (Increase) Decrease in Accounts Receivable          20,508       (20,835)
    (Decrease) in Payables and
       Accrued Liabilities                             (67,905)      (89,250)

NET CASH PROVIDED BY OPERATING ACTIVITIES          $   770,557   $   732,356





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

    (i) Retirement Plans

    The Company adopted an employees' savings plan under Section 401(k) of the Internal Revenue Code (the "Code") during 1998. The Company allows eligible employees to contribute the maximum percentage of their compensation allowed by the Code. The Company matches employee contributions in an amount equal to fifty percent of the first six percent of the employee's compensation up to a maximum of $1,080. Participants are at all times fully vested in their contributions and are gradually vested in the Company's contributions. The Company's 401(k) contributions and administrative costs were $9,506 and $9,918 for 2000 and 1999, respectively.

    (j) Reclassifications

    Certain reclassifications have been made to the prior year amounts to make them comparable to the 2000 presentation. These changes had no impact on previously reported results of operations or shareholders' equity. During 2000, $3,000,000 of retained earnings were capitalized as capital surplus. The capitalization had no effect on total stockholders equity.


2.  CASH BALANCES

The Company maintains accounts with various financial institutions and stock brokerage firms. Cash balances are insured up to $100,000 by either the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2000, cash balances totaling $14,503,118 were uninsured by either the SIPC or the FDIC.

                                 TSI, INC.

                       AND CONSOLIDATED SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


3.INVESTMENT SECURITIES AND OTHER INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting For Investments in Certain Debt and Equity Securities" effective January 1, 1994. In accordance with SFAS No. 115, the Company has classified all of its current and noncurrent investments, except for restricted investments, as available for sale. Following is a summary of the Company's investments:


                                                         2000         1999
Current Assets:
Cost                                                 $ 1,174,805  $ 1,115,651
Gross Unrealized Holding Gains                           374,208      558,426
Gross Unrealized Holding Losses                          (12,258)      (2,839)

Fair Value                                           $ 1,536,755  $ 1,671,238


Noncurrent Assets:
Cost                                                 $ 3,385,128  $ 3,385,128
Gross Unrealized Holding Gains                         2,981,577    1,228,763

Fair Value                                           $ 6,366,705  $ 4,613,891


Realized gains and losses are determined on the basis of specific identification. During 2000 and 1999, sales proceeds and gross realized gains and losses were as follows:

                                                        2000         1999

Sales Proceeds                                      $  137,057    $  200,243
Gross Realized Gains                                $   68,585    $   76,305
Gross Realixed Losses                               $   27,979    $    8,099

No other gains or losses, realized or unrealized, are included in the Company's statements of income for 2000 or 1999. Glacier Bancorp, Inc. merged with WesterFed Financial Corporation during the first quarter of 2001. Pursuant to the terms of the merger agreement the Company received approximately $6,526,600 in exchange for all of their holdings in WesterFed Financial Corporation resulting in a net gain of approximately $2,851,000 after deducting a fee of 7 percent of gross proceeds to Jefferson Management Company, a company controlled by the controlling shareholder group.

Stockholder's equity at December 31, 2000 has been increased by $1,973,986, the difference between the total net unrealized gain at December 31, 2000, and deferred income taxes and minority interests in the net unrealized gain.

Other noncurrent investments consist of certificates of deposit in the amount of $105,000 which are on deposit with the State of Montana Commissioner of Insurance and are restricted as to use by law.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


4.  ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

                                                         2000         1999

 Property Taxes                                      $   39,574    $  39,236
 Compensation                                            47,915       68,763
 Payroll Taxes                                             -           2,731
 Other                                                   19,257       21,263

                                                     $  109,746    $ 131,993


5.  INCOME TAXES

Income tax expense consists of the following:
                                                         2000         1999

 Federal                                             $  310,000   $  340,000
 State                                                   50,000       60,000

                                                     $  360,000   $  400,000


The income tax expense reflected in the financial statements differs from the amounts that would normally be expected by applying the U.S. Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

                                                         2000         1999

Computed "Expected" Tax Expense                      $  378,300   $  403,900
Purchase Accounting Adjustments                          (2,800)      (2,800)
Nontaxable Income                                        (5,400)        -
Minority Interest in Subsidiaries'
   Income (Loss)                                           (300)         800
Dividends Received Deduction                            (64,600)     (60,800)
State Income Taxes                                       40,600       50,800
Other                                                    14,200        8,100

                                                     $  360,000   $  400,000

The Company and its wholly and eighty percent or more owned subsidiaries file consolidated income tax returns with the Company's parent company. The Company has established deferred income tax liabilities for net unrealized gains on investments in the current and noncurrent amounts of $147,500 and $1,215,000, respectively at December 31, 2000.

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


7.  COMMITMENTS

The Company and its subsidiaries are obligated under various lease agreements for office space expiring at various dates through 2002. Rental expense for office space for the years ended December 31, 2000 and 1999, was $46,104 and $45,690, respectively. Annual rental commitments for the ensuing calendar years are as follows: calendar year 2001 - $38,400 and calendar year 2002 - $38,400.


8.  RENTAL PROPERTY

The Company is the lessor of property under operating leases expiring in calendar year 2000. The following is a summary of property leased or held for lease at December 31, 2000:


  Buildings                          $ 1,798,594
  Land                                    61,125

                                       1,859,719

  Less:  Accumulated Depreciation      1,282,067

                                     $   577,652


There are no minimum future rentals to be received on non-cancelable leases as of December 31, 2000 and the consolidated statements of income do not contain any contingent rental income.

                               TSI, INC.

                     AND CONSOLIDATED SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

9. RELATED PARTY TRANSACTIONS

The Company maintains a non interest-bearing demand account with its parent company, M Corp. M Corp owns approximately 92% of the Company's outstanding stock. During the first quarter of 2001, a subsidiary of the Company loaned $200,000 to a corporation controlled by a relative of the controlling shareholder group. The loan was repaid in full soon after it was made during the first quarter of 2001. The Company had transactions with its parent company or affiliates during 2000 and 1999, as follows:

                                                          2000        1999

Was Charged For Managerial Assistance               $  (132,000)  $ (132,000)
Net Cash Transfers To                                   102,890      475,452
Was Charged For Property Insurance                      (33,600)     (33,600)
Equipment Transferred To Parent
  At Book Value                                           4,990
Income Tax Allocation                                  (332,300)    (368,700)




10. DIVIDEND RESTRICTIONS

TSI, Inc., the parent company, depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid to TSI, Inc. by its subsidiary, First Montana Title Insurance Company (FMTIC) are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. At December 31, 2000, substantially all of consolidated retained earnings were subject to such restrictions. At December 31, 2000, FMTIC's statutory capital and surplus as regards policyholders amounted to $9,693,766.

                                  TSI, INC.

                        AND CONSOLIDATED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

11. INFORMATION ON SEGMENTS OF BUSINESS

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

                                 Sales To                Segment       Total Net                   Expenditures
                                  Outside   Interest    Operating        Segment    Depreciation    For Segment
                                 Concerns   Revenues      Profit          Assets       Expense         Assets

Year Ended December 31, 2000:

Financial Holding Company      $  152,073  $  303,403   $  422,932    $10,278,219    $   -           $    -

Title Insurance Operations      1,515,496     588,100      610,160     14,839,077      32,353            6,900

Rental Properties                 476,965        -          78,597        675,805      85,523           38,102

Consolidated                   $2,144,534  $  891,543   $1,111,689    $25,793,101    $115,876        $  45,002


Year Ended December 31, 1999:

Financial Holding Company      $  216,360  $  242,258   $  464,661    $ 8,815,307    $  1,488        $  17,860

Title Insurance Operations      1,836,649     448,296      552,667     13,655,312      42,600           49,783

Rental Properties                 523,779        -         172,781        700,177      57,321          105,225

Consolidated                   $2,576,788  $  690,554   $1,190,109    $23,170,796    $101,409        $ 172,868






                                      17


                                   TSI, INC.

                         AND CONSOLIDATED SUBSIDIARIES



                            DIRECTORS AND OFFICERS



    NAME                     OCCUPATION

Paul J. McCann, Jr.          Attorney at Law, Investor
Director,                    Billings, Montana
President

Miriam A. Arneson            Investor,
Director                     Billings, Montana




                            MARKET INFORMATION


The Company's common stock is listed on the OTC Bulletin Board under the symbol "TSIA". According to Pink Sheets, LLC, the range of high and low bid prices and the trading volume of the Company's common stock for each quarter during 2000 and 1999 were as indicated below. Such over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

                        2000                          1999
    Quarter       High   Low   Volume           High   Low   Volume

    First         4.00   1.50   5,000           0.75   0.75   None
    Second        2.25   2.00   None            0.75   0.75   None
    Third         2.25   1.50     700           1.50   0.75   None
    Fourth        1.50   1.50   1,300           1.50   1.50   None




    No dividends were paid in 2000 or 1999.


    There are approximately 3,185 holders of record of the Company's common stock.


    A copy of the Form 10-KSB Annual Report may be obtained upon written request to the Company.



                                 TSI, INC.
                               P.O. Box 2249
                          110 Second Street South
                        Great Falls, MT  59403-2249
                               406-727-2602


                                    18
